As filed with the Securities and Exchange Commission on April 10, 1996
                                                   Registration No. 333-1085


- -------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                 ---------------

                            CHECKPOINT SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

          PENNSYLVANIA                                     22-1895850
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)

                                 101 Wolf Drive
                           Thorofare, New Jersey 08086
                                 (609) 848-1800
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                              NEIL D. AUSTIN, Esq.
                 Vice President - General Counsel and Secretary
                            Checkpoint Systems, Inc.
                                 101 Wolf Drive
                           Thorofare, New Jersey 08086
                                 (609) 848-1800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 ---------------
                                    Copy to:

                           JAMES M. PAPADA, III, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                      Philadelphia, Pennsylvania 19103-7098
                                 ---------------


         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
                                 ---------------


         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /



         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/


                                 ---------------


                         CALCULATION OF REGISTRATION FEE



===========================================================================================================================
           Title of Each                                    Proposed Maximum      Proposed Maximum
        Class of Securities             Amount to be       Offering Price Per    Aggregate Offering        Amount of
          to be Registered               Registered             Share(1)              Price(1)          Registration Fee
- ---------------------------------------------------------------------------------------------------------------------------

5.25% Convertible Subordinated
Debentures                               $47,250,000              100%               $47,250,000           $16,293.10(2)
- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.10 per share    2,571,428(3)           ---                   ---                     ---
- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.10 per share      350,000(4)        $26.0625(5)            $9,121,875            $3,145.22
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(i) or (c), as applicable, of Regulation C under the Securities Act of 1933.
(2) The Registration Fee in connection with the 5.25% Convertible Subordinated Debentures was paid on or before February 20, 1996.
(3) Represents the number of shares of Common Stock presently issuable upon conversion of the Debentures being registered hereunder. If issued, such shares of Common Stock will be issued for no additional consideration and therefore no registration fee is required. An indeterminate number of additional shares of Common Stock that may be issued pursuant to the antidilution provisions of the Debentures is also registered hereunder.
(4) Represents the number of shares of Common Stock presently issuable upon exercise of certain options granted by the Company. An indeterminate number of additional shares of Common Stock that may be issued pursuant to the antidilution provisions of such options is also registered hereunder.
(5) Represents the average of the high and low price per share as reported on the New York Stock Exchange on April 8, 1996.


         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            CHECKPOINT SYSTEMS, INC.

          Cross Reference Sheet required by Item 501 of Regulation S-K showing location in the Prospectus of Information required by
                     Items 1 through 13, Part I of Form S-3



         Form S-3 Registration Statement                                      Location or
             Item Number and Caption                                     Caption in Prospectus
         -------------------------------                                 ---------------------

1.       Forepart of the Registration Statement and                    Outside Front Cover Page
         Outside Front Cover Page of Prospectus

2.       Inside Front and Outside Back Cover                           Available information; Incorporation
         Pages of Prospectus                                           of Certain Documents by Reference; Table of
                                                                       Contents

3.       Summary Information, Risk Factors and                         Prospectus Summary; Ratio of Earnings to Fixed
         Ratio of Earnings to Fixed Charges                            Charges; The Company; Investment Considerations

4.       Use of Proceeds                                               Inapplicable

5.       Determination of Offering Price                               Plan of Distribution

6.       Dilution                                                      Inapplicable

7.       Selling Security Holders                                      Selling Security Holders

8.       Plan of Distribution                                          Outside Front Cover Page; Plan of Distribution

9.       Description of Securities to be Registered                    Outside Front Cover Page; Prospectus Summary;
                                                                       Description of the Debentures; Description of
                                                                       Capital Stock

10.      Interest of Named Experts and Counsel                         Inapplicable

11.      Information with Respect to the Registrant                    Outside Front Cover Page;  Incorporation of
                                                                       Certain Documents by Reference; Prospectus
                                                                       Summary; Selected Financial Data; Capitalization;
                                                                       The Company; Investment Considerations;
                                                                       Description of Capital Stock; Experts

12.      Incorporation of Certain Information by                       Incorporation of Certain Documents by
         Reference                                                     Reference

13.      Disclosure of Commission Position on                          Inapplicable
         Indemnification for Securities Act Liabilities.

                   SUBJECT TO COMPLETION--DATED APRIL 10, 1996

PROSPECTUS
                            CHECKPOINT SYSTEMS, INC.
                                   $47,250,000
                    5.25% Convertible Subordinated Debentures
                              Due November 1, 2005
                     (Interest Payable May 1 and November 1)

                                      and

                        2,921,428 shares of Common Stock

          This Prospectus relates to the public offering by certain Selling Security Holders (see "SELLING SECURITY HOLDERS") of up to $47,250,000 (aggregate principal amount) of 5.25% Convertible Subordinated Debentures due November 1, 2005 (the "Debentures") of Checkpoint Systems, Inc. (the "Company") and the shares of common stock, $.10 par value (the "Common Stock"), of the Company that are issuable upon conversion of the Debentures. The Debentures are presently convertible into shares of the Common Stock at a conversion price of $18.375 per share, subject to adjustment in certain circumstances, at any time prior to redemption and prior to the close of business on the fifth business day immediately preceding the maturity date of the Debentures. See "DESCRIPTION OF THE DEBENTURES." In addition, this Prospectus relates to the public offering by a Selling Security Holder of shares of Common Stock that are issuable upon exercise of certain non-qualified stock options (the "Options") granted by the Company. The Options are presently exercisable for 350,000 shares of Common Stock, subject to adjustment in certain circumstances. The Debentures, the Common Stock issuable upon conversion of the Debentures and the Common Stock issuable upon exercise of the Options are collectively referred to herein as the "Securities." The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "CKP." The last reported sale price of the Common Stock on the NYSE on April 8, 1996, was $26.125 per share. See "DESCRIPTION OF
CAPITAL STOCK."


         Interest on the Debentures is payable semiannually on each May 1 and November 1, commencing May 1, 1996, and the Debentures will mature on November 1, 2005, unless previously redeemed. See "DESCRIPTION OF THE DEBENTURES."

         The Debentures are redeemable at the option of the Company, in whole or in part at any time, on or after November 10, 1998, at the redemption prices set forth in the Indenture (as defined herein) and described herein, plus accrued interest to the redemption date. In the event of a Change of Control (as defined herein), each holder of Debentures will have the right to cause the Company to repurchase its Debentures, in whole but not in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. See "DESCRIPTION OF THE DEBENTURES - Redemption" and " - Change of Control."

         The Debentures are unsecured general obligations of the Company subordinated to all existing and future Senior Indebtedness (as defined herein), which at December 31, 1995 was approximately $40 million. See "DESCRIPTION OF THE DEBENTURES."


          The Company will not receive any proceeds from this offering. The aggregate proceeds to the Selling Security Holders from the sale of the Securities will be the offering price of the Securities sold, less applicable agents' commissions and underwriters' discounts, if any. The Company will pay all expenses incident to the preparation and filing of a registration statement for the Securities under federal securities laws. The Selling Security Holders may sell the Securities from time to time on terms to be determined at the time of sale, either directly or through agents designated from time to time or broker-dealers or underwriters designated from time to time. To the extent required, the principal amount of Debentures or the number of shares of Common

Stock to be sold, the offering price thereof, the name of each Selling Security Holder and each agent, broker-dealer and underwriter, if any, and any applicable commissions or discounts with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. See "PLAN OF DISTRIBUTION."


                               ------------------

         There is no public market for the Debentures. See "INVESTMENT CONSIDERATIONS" for a discussion of certain information that should be carefully considered by prospective purchasers of the Securities.

                               -------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is ______________, 1996.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance with the Exchange Act, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. If and for so long as the Company is not subject to the informational requirements of the Exchange Act at any time after the date hereof, the Company will be obligated to file with the Trustee for the Debentures, upon request by the Trustee, (i) a brief statement of Company's business and products and (ii) a balance sheet, profit and loss and retained earnings statements, and similar financial statements for the two preceding fiscal years, audited to the extent reasonably available.


         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") for the offering of the Securities made by this Prospectus. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about the Company and the Securities offered pursuant to this Prospectus, refer to the Registration Statement and the exhibits and schedules thereto, all of which may be inspected without charge or copied at the Commission's offices (at the locations described in the preceding paragraph) and copies of which may be obtained at prescribed rates from the Public Reference Section of the Commission (at the location described in the preceding paragraph). Statements made in this Prospectus about the contents of any contract, agreement or document are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement and each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents and information are hereby incorporated by reference into this Prospectus:


(1) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on October 8, 1993.

(2)      the Company's Report on Form 8-K filed on December 15, 1995.

(3) the Company's Report on Form 8-K/A filed on February 13, 1996, amending Report on Form 8-K filed on December 15, 1995.

(4) the Company's Report on Form 8-K/A filed on February 15, 1996, further amending Report on Form 8-K filed on December 15, 1995.

(5) the Company's Report on Form 8-K/A filed on February 20, 1996, further amending Report on Form 8-K filed on December 15, 1995.

(6) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed on March 22, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to determination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus to be a part of this Prospectus from the respective dates of the filing of such documents.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed and incorporated herein by reference modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all information that has been incorporated by reference in this Prospectus, other than exhibits to such information that are not specifically incorporated by reference into such information. Requests for information incorporated by reference in this Prospectus should be made in writing or by telephone to Neil D. Austin, Esq., Vice President-General Counsel and Secretary, Checkpoint Systems, Inc., 101 Wolf Drive, Thorofare, New Jersey 08086, telephone number (609) 848-1800.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus. In addition, unless otherwise indicated, references in this Prospectus to "Checkpoint" or the "Company" mean Checkpoint Systems, Inc. and its predecessors and subsidiaries. The Company's fiscal year is a rolling fifty-two or fifty-three week year generally ending at or close to the end of the calendar year. References in this Prospectus to the Company's fiscal years for 1991, 1992, 1993, 1994 and 1995 are to the fifty-two or fifty-three week periods ending on December 29, 1991, December 27, 1992, December 26, 1993, December 25, 1994 and December 31, 1995, respectively.

                                   THE COMPANY

         Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary radio frequency ("RF") technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including electronic article surveillance ("EAS") systems, closed circuit television ("CCTV") systems, point of sale ("POS") monitoring systems and access control systems. Over the past four years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

         The Company's key product offerings use a low-cost disposable, paper-thin tag (or "target") which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 37% of the Company's net revenues for fiscal year 1994 and 32% for fiscal year 1995.

         The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise. The Company's products also help to reduce retailer associated selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Lucky's Grocery, Ralph's, Rite-Aid, Ross, Target, Eckerd's and Walgreens in the U.S., and Dixons, All Sport, British Shoe, Corte Ingles, FNAC and GB in the U.K. and Western Europe. In addition, the Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

The Retail Opportunity

         The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandisers and music/electronics) and soft goods (apparel). The U.S. Department of Commerce estimates that over 15% of retail costs are attributable to inventory "shrinkage" (the value of goods which are not paid for). Shrinkage is caused primarily by shoplifting and employee theft. Sophisticated data collection systems (primarily barcode scanners) available to retailers have highlighted the shrinkage problem and, consequently, retailers now realize that the implementation of an effective electronic security system can significantly increase profitability. Accordingly, the retail industry is becoming increasingly focused on theft prevention.

         Retailers generally apply the targets used in EAS systems at the retail site. Retailers have expressed interest in moving the insertion or application of the targets to the point of manufacture ("source tagging"). Manufacturers have been receptive to source tagging in light of the potential increase in product volume (that is, more sales at the retail level due to easier customer access to products). The Company believes that source tagging provides retailers, manufacturers and retail customers with distinct benefits, principal among which are: enhanced protection from theft, activation and deactivation without the need for special training of store employees, more open display of merchandise resulting in increased sales for manufacturers and reduced costs for retail products.

Checkpoint Products and Technology

         The Company believes its single proprietary RF technology approach to the EAS marketplace has certain product advantages, especially in the faster growing, hard goods market. First, the Company can produce a high volume of paper-thin targets at a low per unit cost. Second, the small size and flexibility of the Company's RF targets enable them to be used in a broad array of products and markets. Third, the Company's RF technology allows retailers to simultaneously deactivate the target and scan barcodes. Finally, RF technology permits retailers to deactivate targets without specifically locating or making contact with the targets.

         The Company also believes that its RF technology is more conducive to usage in source tagging because: (i) manufacturers can machine-insert the Company's easily concealed flexible targets at high production speeds during the manufacturing or packaging process (e.g., in boxes or other types of packaging) at little or no additional cost and (ii) the retailer can deactivate the target and scan the bar code simultaneously with readily available scanning equipment.

         Checkpoint's principal global competitor in the EAS industry is Sensormatic Electronics Corporation ("Sensormatic"). Sensormatic is a fully integrated supplier of electronic security systems with an approximate 65% worldwide market share and total revenues of approximately $889 million in its most recent fiscal year. Management estimates that the Company's market share in the worldwide EAS industry is approximately 26%. Unlike Checkpoint which utilizes its compatible RF technologies across all market segments, Sensormatic employs five separate, non-compatible technologies -- acousto-magnetic, magnetic, radio frequency, microwave, and frequency division magnetic. Sensormatic"s recommendation of a technology depends on the market. Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents. There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

                            Investment Considerations

         Prospective purchasers of the Securities should carefully consider the information set forth herein under the caption "INVESTMENT CONSIDERATIONS" and the other information set forth herein.

                                  The Offering


Securities Offered

The Debentures. . . . . . . . . . . . . . . . . . . . . . . . . . . . .Up to $47,250,000 of the Company's 5.25% Convertible
                                                                       Subordinated Notes Due November 1, 2005.


Common Stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Up to 2,921,428 shares of Common Stock issuable upon conversion of the Debentures and exercise
                                                                       of the Options, subject to adjustment in certain
                                                                       circumstances.



Interest Payment Dates. . . . . . . . . . . . . . . . . . . . . . . . .May 1 and November 1, commencing May 1, 1996.


Conversion. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .The Notes are convertible into shares of the
                                                                       Common Stock at a conversion price of $18.375
                                                                       per share, subject to adjustment in certain
                                                                       circumstances, at any time prior to redemption and
                                                                       prior to the close of business on the fifth business
                                                                       day immediately preceding the maturity date of the
                                                                       Debentures.

Redemption at Option of Company. . . . . . . . . . . . . . . . . . . . The Debentures are redeemable for cash, at the option of the Company, in whole or in part from
                                                                       time to time, on or after November 10, 1998, at
                                                                       the redemption prices set forth in the Indenture and
                                                                       described herein plus accrued interest to the
                                                                       redemption date.

Repurchase at Option of Holders. . . . . . . . . . . . . . . . . . . . In the event of a Change of Control (as defined herein), each holder of Debentures will have the
                                                                       right to cause the Company to repurchase its
                                                                       Debentures, in whole but not in part, at a price
                                                                       equal to 100% of the principal amount thereof plus
                                                                       accrued and unpaid interest to the repurchase date.

Subordination. . . . . . . . . . . . . . . . . . . . . . . . . . . . . The Debentures are subordinated to all existing and future Senior Indebtedness (as defined herein).  The
                                                                       Indenture does not restrict the incurrence of
                                                                       additional indebtedness, including Senior
                                                                       Indebtedness, by the Company.

Trustee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Chemical Bank.

The Common Stock



Common Stock Outstanding. . . . . . . . . . . . . . . . . . . . . . . .29,266,014 shares(1).


Trading Information. . . . . . . . . . . . . . . . . . . . . . . . . . The Common Stock is traded on the NYSE under the symbol "CKP."


- -----------------------------
(1) As of April 8, 1996. Does not include 6,038,220 shares of Common Stock issuable upon conversion of the Debentures and exercise of presently outstanding options and warrants issued by the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the Company's ratio of earnings to fixed charges for each of the five fiscal years in the period ended December 31, 1995. Earnings used in computing the ratio of earnings to fixed charges have been calculated by adding fixed charges to income (loss) before taxes. Fixed charges consist of interest costs, whether expensed or capitalized, the estimated interest component of rental expenses, and amortization of debt discounts and issue costs.


                                                  Fiscal Year
                                    ---------------------------------------


                                    1995    1994     1993     1992     1991
                                    ----    ----     ----     ----     ----
Ratio of Earnings to
 Fixed Charges:                     3.57    3.16     2.45     8.05     2.02



                            INVESTMENT CONSIDERATIONS

         Prospective purchasers of the Debentures offered hereby should consider carefully the following considerations, as well as the other information appearing elsewhere in this Prospectus, in evaluating an investment in the Debentures.

Subordination

         The Debentures are subordinated in right of payment to all existing and future Senior Indebtedness and are structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. The Indenture does not restrict the incurrence of additional Senior Indebtedness or other indebtedness by the Company or its subsidiaries. At December 31, 1995, the Company had approximately $40.0 million of additional Senior Indebtedness outstanding. By reason of such subordination of the Debentures, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon a default in payment with respect to any indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Debentures only after all Senior Indebtedness had been paid in full. The Debentures will rank pari passu in all respects with other unsecured subordinated obligations of the Company.

         The Company conducts a significant portion of its operations through its subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent in part upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national or state governments and contractual provisions. The Indenture does not limit the ability of the Company's subsidiaries to become bound by such restrictions in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the Debentures to benefit indirectly from such assets) are generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. The Debentures, therefore, will be structurally subordinated to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a claim.

Competition

         The Company's business is intensely competitive. Competition in the EAS market is principally based upon the technologies underlying security systems, as well as price, breadth and quality of product offering, and service to customers. While there are a number of competitors in the market, Sensormatic, a fully integrated supplier of electronic security systems to retail and other markets, has a dominant market share of the electronic security systems industry, with approximately 65% of the global market for electronic security systems. With total revenues of approximately $889 million for its most recent fiscal year, Sensormatic has economic and other resources substantially greater than those of the Company.

         Within the U.S. market additional competitors include Knogo North America, Inc. ("Knogo"), principally in the retail market and Minnesota Mining and Manufacturing Company, principally in the library market. Within the Company's international markets, mainly Western Europe, Knogo (whose international operations were purchased by Sensormatic on December 29, 1994) and Esselte Meto, along with Sensormatic, are the Company's most significant competitors. On November 30, 1995, the Company acquired all of the stock of Actron Group, Ltd. ("Actron") which had been a principal competitor of the Company in Western Europe.

         Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents. See "Dependence on Patents and Proprietary Technology" below. There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

Single Manufacturing Source for Disposable Targets

         The Company manufactures all of its disposable targets at its recently constructed, fully integrated facility in Puerto Rico. While the Company has substantial excess capacity at this facility, any event which would significantly reduce production at this facility would materially affect results of operations. The Company is currently exploring development of a second source for the manufacture of its disposable targets, although no assurance can be given that it will be successful.

Exposure to International Operations

         Sales of the Company's products outside the United States accounted for approximately 39.4% of net revenues during fiscal year 1994 and 38% during fiscal year 1995. Substantial dependence on foreign markets increases the risks associated with economic and other developments in other jurisdictions. In 1993, due to the termination of the Company's European distribution arrangement, the Company moved from indirect sales to direct sales and substantially increased its sales force. As a result, the Company experienced a significant increase in selling and service expenses attributable to foreign operations.

         Prior to fiscal year 1993, substantially all the Company's international sales were made to distributors and were paid in U.S. dollars. As a result of the Company's strategy to increase distribution directly to its customers (as opposed to sales through independent distributors), approximately 79.4% of the Company's international sales for fiscal year 1994 and 71.8% for fiscal year 1995, were made in local currencies. This decrease in sales denominated in currencies other than U.S. dollars decreases the Company's potential exposure to currency fluctuations, which can adversely affect results. During fiscal year 1995, currency exchange losses amounted to $198,000 compared to losses of $762,000 for fiscal year 1994. The primary reason for the decline in currency exchange losses from 1994 to 1995 was the result of the less volatile nature of the Mexican peso in 1995.

         The Company sells products for foreign sales to its international subsidiaries. The subsidiaries in turn, sell these products to customers in their respective geographic areas of operations in local currencies. This method of sale and resale gives rise to the risk of gains or losses as a result of foreign currency exchange rate fluctuations.

         In order to reduce the Company's exposure resulting from currency fluctuations the Company has been purchasing currency exchange forward contracts on a regular basis. These contracts guarantee a predetermined exchange rate at the time the contract is purchased. This allows the Company to shift the risk, whether positive or negative, of currency fluctuations from the date of the contract to a third party. As of December 31, 1995, the Company had currency exchange forward contracts totalling approximately $14 million. The contracts are in the various local currencies covering six of the Company's Western European operations and Canada. The Company's operations in Argentina, Mexico and Australia were not covered by currency exchange forward contracts at December 31, 1995.

         The Company is considering a possible increase in the amount of currencies covered by currency exchange forward contracts. In addition, the Company is evaluating the use of currency options in order to reduce the impact that exchange rate fluctuations have on the Company's gross margins for sales made by the Company's international operations. The combination of currency exchange forward contracts and currency options should result in reducing the Company's risks associated with significant exchange rate fluctuations.

Seasonality and Quarterly Fluctuations

         The Company's customers are substantially dependent on retail sales which are seasonal and subject to significant fluctuations which are difficult to predict. The Company's sales are impacted by such seasonality and fluctuations. Historically, the Company has experienced lower sales in the first and second fiscal quarters of each year. Disposable tag sales, which accounted for approximately 29% of net revenues in fiscal year 1994 and 26% of net revenues in fiscal year 1995 and which are expected to remain an important contributor to net revenues as more of the Company's EAS systems are installed, are directly tied to retail inventory turnover rates and can also be expected to vary with retailers' seasonal fluctuations.

Acquisition Strategy


         The Company has adopted a strategy of pursuing strategic acquisitions and start-up opportunities. See "BUSINESS-Strategy." The Company's acquisition strategy entails the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. Although the Company generally has been successful in pursuing these acquisitions, there can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.



Dividends

         The Company has never paid cash dividends on its Common Stock, does not anticipate paying any cash dividends in the near future and is limited by existing covenants in the Company's debt instruments from paying dividends. The Company has retained, and expects to continue to retain, its earnings for reinvestment in its business. See "COMMON STOCK PRICE RANGE AND DIVIDENDS."

Proposed Tax Legislation

         The Company currently derives significant benefits from Section 936 of the Internal Revenue Code of 1986, as amended (the "Code"). Section 936 provides that certain U.S. corporations are entitled to a U.S. corporate income tax credit for certain income from Puerto Rican sources. Any limitation or reduction in the scope of Section 936 may increase the Company's effective tax rate. In particular, investors should be aware that Section 11305 of the Revenue Reconciliation Bill of 1995 would repeal Section 936 over a 10-year period. It is impossible to predict whether legislation affecting Section 936 will be enacted into law or, if so, what form such legislation will take.

Deductibility of the Company's Interest Payments

         Section 279 of the Code disallows the deduction of interest paid or accrued with respect to certain subordinated convertible debt which is issued to provide consideration for the acquisition of stock or assets of another corporation ("Section 279 Acquisition Debt"). Such a disallowance applies to the extent interest paid or accrued with respect to Section 279 Acquisition Debt plus interest paid or accrued on other debt incurred to provide consideration for an acquisition of stock or assets exceeds a $5 million threshold. Section 279 Acquisition Debt does not include debt issued to provide consideration for the acquisition of stock in, or the assets of, a foreign corporation that derives substantially all of its income from foreign sources during the 3-year period preceding the acquisition. The Company used a substantial portion of the proceeds from the Debentures in a manner so that Section 279 will not apply to disallow a deduction for interest paid or accrued with respect to the Debentures to any material extent. However, there can be no assurance in this regard, and, in any event, it is expected that interest paid or accrued with respect to a portion of the Debentures will figure in the calculation of the $5 million threshold described above. As a result, the Company may be limited in its ability to deduct interest paid or accrued with respect to any Section 279 Acquisition Debt that may be incurred by the Company in the future. If Section 279 were to disallow any portion of the interest paid or accrued with respect to the Debentures or with respect to other debt of the Company, the Company's effective tax rate would increase.

Absence of Existing Market for Debentures

         The Debentures are a new issue of securities with no established trading market. The Company does not intend to list the Debentures on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation system. Although the Debentures have been designated for trading through PORTAL, no assurance can be given that an active trading market for the Debentures will develop or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Debentures may experience difficulty in reselling the Debentures or may be unable to sell them at all. If a market for the Debentures develops, any such market may be discontinued at any time. If a public trading market develops for the Debentures, future trading prices of the Debentures will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Debentures may trade at a discount from their principal amount.

                                   THE COMPANY
Overview

         Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems utilizing proprietary RF technologies - designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including EAS systems, CCTV systems, POS monitoring systems and access control systems. Over the past four years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

         The Company's key product offerings use a low-cost disposable, paper-thin target which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 37% of the Company's net revenues for fiscal year 1994 and 32% for fiscal year 1995.

         The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise. The Company's products also help to reduce retailer selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Lucky's Grocery, Ralph's, Rite-Aid, Ross, Target, and Walgreens in the U.S. and Dixons, All Sport, British Shoe, Corte Ingles, FNAC and GB in the U.K. and Western Europe. In addition, the Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

         Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. These objectives will be attained by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expanding its direct sales activities through acquisitions and start-up operations. The Company is focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer.

         The Company has its principal executive offices at 101 Wolf Drive, Thorofare, New Jersey 08086, (609) 848-1800. For a list of the Company's subsidiaries, see Appendix A.

Company History


         In 1969, the Company was incorporated in Pennsylvania as a wholly-owned subsidiary of Logistics Industries Corporation. In 1977, Logistics, pursuant to the terms of its merger into Lydall, Inc., distributed the Company's Common Stock to Logistics' shareholders as a dividend. In February, 1986, the Company acquired Sielox Systems, Inc., which developed, produced and marketed electronic access control systems for use in commercial and institutional applications. In August, 1990, Sielox's operations were combined with the Company's. In February 1995, the Company acquired Alarmex, Inc. which designs and markets CCTV, POS monitoring, burglar and fire alarm systems. Alarmex also provides related central station monitoring services. In November 1995, the Company acquired Actron Group Limited ("Actron") which manufactures, sells and distributes radio frequency electronic security systems to the retail industry throughout Western Europe.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS


     Checkpoint's Common Stock is listed on the NYSE under the symbol CKP. Trading on such exchange commenced on October 29, 1993, prior to which Checkpoint's Common Stock was traded on the Nasdaq National Market ("NASDAQ") under the symbol CHEK. The following table sets forth for the periods indicated the high and low sale prices for the Company's Common Stock as reported on the NYSE Composite Tape commencing October 29, 1993, after giving retroactive effect to the 100% stock dividend declared January 4, 1996, which was issued on February 22, 1996, to the holders of record on January 18, 1996 (the "February 1996 Stock Dividend").




                                                                          High              Low
                                                                          ----              ---

Fiscal Year 1994

    First Quarter....................................................     7 1/4             5 3/16

    Second Quarter...................................................     8 5/8             6 3/8

    Third Quarter....................................................     9 7/16            7 7/16

    Fourth Quarter...................................................    10 3/4             8 3/16

Fiscal Year 1995

    First Quarter....................................................    12 1/2             7 15/16

    Second Quarter...................................................    11 7/8             8 3/16

    Third Quarter....................................................    13 7/16           10 1/16

    Fourth Quarter...................................................    19 1/2            12

Calendar Year 1996

    January..........................................................    20 1/4            17 7/8

    February.........................................................    22 5/8            19 1/16

    March ...........................................................    25 1/8            21 1/8

    April (through April 8, 1996)...................................     27                24 7/8



    A recent reported last sale price per share for the Company's Common Stock on the NYSE is set forth on the cover page of this Prospectus.


    The Company has never paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the near future. The Company has retained, and expects to continue to retain, its earnings for reinvestment in its business. The payment of dividends in the future will depend on the financial condition and results of operations of the Company, its cash needs and other factors deemed relevant by the Board of Directors. In addition, certain covenants in the Company's debt instruments limit the amounts available for dividends on its common stock. See "DESCRIPTION OF CAPITAL STOCK - Common Stock."

                    SELECTED HISTORICAL FINANCIAL INFORMATION

    The selected historical financial information presented below has been derived from the consolidated financial statements of the Company.


                                                           Fiscal Year
                                ----------------------------------------------------------------
                                    1991         1992         1993         1994        1995
                                ------------  -----------  -----------  -----------  -----------


Statement of operations data:
Net revenues..................   $ 52,943      $ 72,166     $ 93,034     $128,331     $204,741
Cost of revenues..............     28,479        38,650       54,421       66,360      114,044

                                 --------      --------     --------     --------     --------
  Gross profit................     24,464        33,516       38,613       61,971       90,697
Selling, general and
  administrative expenses.....     23,646        28,342       39,238       50,243       71,642
                                 --------      --------     --------     --------     --------
  Operating income (loss).....        818         5,174         (625)      11,728       19,055
Contract settlement income....         --            --        3,500           --           --
Interest expense, net.........        183           283          477        2,589        2,259
Other expense.................         --            --          327          762          198
                                 --------      --------     --------     --------     --------
  Income before income taxes..        635         4,891        2,071        8,377       16,598
Income taxes..................        127           463          456        2,094        5,189
                                 --------      --------     --------     --------     --------
  Net earnings................   $    508      $  4,428     $  1,615     $  6,283     $ 11,409
                                 ========      ========     ========     ========     ========
Net earnings per share(1)....       $ .03         $ .23        $ .08        $ .29         $.42
Weighted average number of
  common and common equivalent
  shares (in thousands)(1)....     19,182        19,902       20,772       21,612       27,374
                                 ========      ========     ========     ========     ========
Selected operating data:
Disposable labels sold
  (during period, in thousands)   537,833       691,494      733,530      959,249    1,371,000
Total deactivation systems
  installed (at period end)...     30,003        43,771       61,417       91,549      140,590
Total sensors installed
  (at period end).............     58,859        70,256       91,648      107,068      170,341
Balance sheet data
  (end of period):
Working capital...............    $14,245      $ 25,792     $ 27,984     $ 39,427     $148,074
Total assets..................     57,675        74,333      104,999      127,925      362,151
Long-term debt................        783         9,322       24,302       35,556      155,674
Total debt....................      7,005        10,614       28,399       42,262      222,259
Shareholders' equity..........     42,087        51,061       53,779       61,303      137,658

- ---------------------
(1)   After giving effect to the February 1996 Stock Dividend

                                    BUSINESS

Overview

    Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems utilizing proprietary RF technologies - designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including EAS systems, CCTV systems, POS monitoring systems and access control systems. Over the past four years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

    The Company's key product offerings use a low-cost disposable, paper-thin target which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 37% of the Company's net revenues for fiscal year 1994 and 32% for fiscal year 1995.

    The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise, and to reduce associated selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Lucky's Grocery, Ralph's, Rite-Aid, Ross, Target, Eckerd's and Walgreens in the U.S., and Dixons, All Sport, British Shoe, Corte Ingles, FNAC and GB in the U.K. and Western Europe. In addition, the Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

The Retail Opportunity

    The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandisers and music/electronics) and soft goods (apparel). The U.S. Department of Commerce estimates that over 15% of retail costs are attributable to inventory, shrinkage (the value of goods which are not paid for). Shrinkage is caused primarily by shoplifting and employee theft. Industry sources estimate that shrinkage is a $30 billion annual problem for the U.S. retail industry and a concern of at least a comparable magnitude throughout the rest of the world. Sophisticated data collection systems (primarily barcode scanners) available to retailers have highlighted the shrinkage problem and, consequently, retailers now realize that the implementation of an effective electronic security system can significantly increase profitability. Accordingly, the retail industry is becoming increasingly focused on theft prevention. An effective EAS program can reduce the loss from shrinkage by over 50%. Since the U.S. Department of Commerce estimates that over 15% of retail costs are a result of theft, a significant decline in shrinkage can result in a substantial jump in profits for retailers by (i) reducing the amount of merchandise that leaves stores without being paid for, (ii) giving retailers price flexibility, and (iii) allowing retailers to openly display higher priced, higher margin merchandise (i.e. jewelry, electronics) with greater visibility resulting in an increase in higher profit impulse sales at a lower sales cost.

    EAS products were first used by retailers to protect soft goods or apparel merchandise. Due to advances in technology applications in recent years, hard goods merchandise can also be economically and effectively protected by EAS products. Traditionally, certain of the hard goods retail markets used bulky packaging to prevent shrinkage. Due to environmental and cost concerns, these markets are looking to EAS products as a less expensive, environmental friendly alternative. Accordingly, hard goods retailers such as supermarkets and hypermarkets, and drug, discount, eyeglass, music, hardware, "do-it-yourself," home improvement, book and video stores have increasingly become large users of EAS products.

    The hard goods retail markets, estimated to be substantially larger in the aggregate than the EAS retail soft goods market, are relatively unpenetrated. Further, the EAS hard goods retail markets primarily use disposable labels which are affixed to merchandise. Use of the hard goods EAS systems creates a continuing need on the part of retailers for additional disposable labels to be affixed to new merchandise resulting in a major source of recurring revenues for Checkpoint.

    Industry sources estimate there are approximately 330,000 major retail locations in the United States that would benefit from the installation of an EAS system and the Company estimates that less than one-third of these locations have installed systems. The Company believes, moreover, that in the hard goods market less than 10% of such sites are EAS protected. While industry sources expect the growth of EAS systems in the retail soft goods market to be about 5% to 10% annually, the retail hard goods market is expected to grow at approximately 20% per year over the next five years, thus providing an even more significant growth opportunity.

    Retailers generally apply the targets used in EAS systems at the retail site. Retailers have expressed interest in source tagging. Manufacturers have been receptive to source tagging in light of the potential increase in product volume (that is, more sales at the retail level due to easier customer access to products). According to one fragrance manufacturer's study, self-service fragrance sales are 60% greater than sales of products kept under lock and key. In addition, a study, conducted for the Company by Management Horizons, a division of Price Waterhouse, reported that consumers made to wait in line or search for a salesperson to buy batteries or camera film are likely to forego the purchase. The Company believes that source tagging provides retailers, manufacturers and retail customers with distinct benefits, principal among which are: enhanced protection from theft, activation and deactivation without the need for special training of store employees, more open display of merchandise resulting in increased sales for manufacturers and reduced costs for retail products.

    Strategies to increase acceptability of source tagging are to (i) intensify vertical market focus into key product segments where RF technology is the only logical choice, such as liquors; (ii) expand source tagging activities into international markets; (iii) increase staffing for source tagging efforts supporting manufacturers and suppliers to speed implementation; and (iv) expand RF target products to accommodate more packaging schemes.

    Newer applications of the technologies used in retail hard goods markets can also be used by nonretail businesses to protect assets such as personal computers, facsimile and copy machines, telephones, artwork, laboratory equipment and tools from loss by unauthorized removal. Other specialized applications include protection of newborn infants in hospitals and patients in nursing homes and other long-term care facilities. Further, non-retail businesses make extensive use of CCTV and electronic access control products to enhance security.

Checkpoint Products and Technology

    The Company believes its single proprietary RF technology approach to the EAS marketplace has certain product advantages, especially in the faster growing, hard goods market. First, the Company can produce a high volume of paper-thin targets at a low per unit cost. Second, the small size and flexibility of the Company's RF targets enable them to be used in a broad array of products and markets. Third, the Company's

RF technology allows retailers to simultaneously deactivate the target and scan barcodes. Finally, RF technology permits retailers to deactivate targets without specifically locating or making contact with the targets.

    The Company also believes that its RF technology is more conducive to usage in source tagging because: (i) manufacturers can machine-insert the Company's easily concealed flexible targets at high production speeds during the manufacturing or packaging process (e.g., in boxes or other types of packaging) at little or no additional cost and (ii) the retailer can deactivate the target and scan the bar code simultaneously with readily available scanning equipment.

    Checkpoint developed the concept of source tagging more than ten years ago. Since then, the Company has focused on developing all of the elements required for successful source tagging. In 1993, Checkpoint implemented the concept of bulk activation. The Company believes bulk label activation is helpful to a successful source tagging program because (i) not all retail stores are EAS equipped, (ii) sending activated tags to unprotected stores could create alarm situations if customers take purchases to an EAS-protected store; (iii) it is not cost-effective for manufacturers to create separate inventories (EAS-protected versus non-EAS-protected) and (iv) RF technology does not damage products.

    Checkpoint's principal global competitor in the EAS industry is Sensormatic. Sensormatic is a fully integrated supplier of electronic security systems with an approximate 65% worldwide market share and total revenues of approximately
$889 million in its most recent fiscal year. Management estimates that the Company's market share in the worldwide EAS industry is approximately 26%.
Unlike Checkpoint which utilizes its compatible RF technologies across all market segments, Sensormatic employs five separate, non-compatible technologies
- - acousto-magnetic, magnetic, radio frequency, microwave, and frequency division magnetic. Sensormatic's recommendation of a technology depends on the market. Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents.
There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

Strategy

    Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. These objectives will be attained by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expanding its direct sales activities through acquisitions and start-up operations. The Company is focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer.

    More specifically, the Company is pursuing the following strategies:

o Expanding its direct sales and service capabilities in strategic geographic areas.

    In order to interact more closely with retailers and better understand and respond to their needs, the Company will continue to expand its direct sales and service capabilities. Checkpoint markets, distributes and services its products in the United States, Canada and, as a result of acquisitions in 1993, in Mexico, Argentina, Australia and throughout most of Western Europe, through a direct sales force. Since September 1991, the Company has expanded its direct sales force from approximately 47 to 267 at December 31, 1995. The Company intends to continue to expand its international sales force either through acquisitions or by establishing start-up operations. In addition, the Company intends to continue to invest in its domestic sales channel to achieve new account penetrations and revenue growth.

o   Broadening its product lines.

    In order to satisfy the needs of its customers (including reducing shrinkage and providing the retailer with enhanced sales opportunities through more open display of merchandise), the Company will continue to broaden its product lines. Since 1991, the Company has introduced 43 new products. The Company continues to expand its product line with performance improvement products such as multifrequency tags and less intrusive wide aisle RF detection sensors.

o Increasing its penetration of the hard goods retail market (currently estimated to be less than 10% penetrated by the EAS industry).

    By highlighting the competitive advantages of Checkpoint's RF technologies (including disposable targets), the Company seeks to increase its penetration of the retail hard goods market. For fiscal year 1995, sales of RF disposable targets and field service of their associated sensors and deactivation units accounted for approximately 32% of the Company's net revenues and provide the Company with a major source of recurring revenues. As the Company's installed base of systems increases, so will its recurring disposable label and service revenues and, at some point, the Company believes such products will constitute a majority of sales.

o   Continuing to promote source tagging.

    Checkpoint will continue to promote source tagging by providing manufacturers and retailers with a full range of equipment based on RF technologies. To help manufacturers easily conceal Checkpoint's paper-thin disposable RF target in products at the point of manufacture, the Company continues to work closely with the manufacturers in selection of standard application equipment and package design for target placement opportunities.

o Continuing to improve the Company's highly integrated and state-of-the-art manufacturing processes and technologies.

    The Company recently built state-of-the-art facilities located in Puerto Rico and the Dominican Republic which have allowed the Company to become a low cost producer of high quality EAS products. In addition, the Company is currently exploring alternate source manufacturing opportunities.


o   Continuing to explore strategic acquisitions or start-up opportunities.

    The Company is exploring acquisitions or start-up opportunities in the following areas: international direct distribution, a second source of manufacturing capacity and product line diversification within the Company's core businesses.


o Structuring programs for national account prospects involving a variety of leasing options which promote sales of disposable tags.

    The Company has begun a program whereby national accounts (such as Walgreens and Eckerd's) may choose one of several leasing options pursuant to which they may lease equipment from the Company in exchange for a multi-year commitment to purchase a certain number of disposable tags which varies depending upon the size and needs of the account.

Products

    Product Descriptions

    EAS Systems

    Checkpoint offers a wide variety of EAS solutions to meet the requirements of different retail store configurations. A Checkpoint EAS system is primarily comprised of sensors and deactivation units, which respond to or act upon the Company's targets.

    The Company's EAS products are designed and built to comply with applicable Federal Communications Commissions ("FCC") regulations governing radio frequencies, signal strengths and other factors. The Company's present EAS products requiring FCC certification comply with applicable regulations. In addition, the Company's present EAS products meet other regulatory specifications for the countries in which they are sold.

    Sensors. The Company's sensor product lines are used principally in retail establishments and libraries. In retail establishments, EAS system sensors are usually positioned at the exits from the areas in which protected articles are displayed. Each sensor unit includes either one or two vertical posts placed at preset distances (e.g. three to twelve feet) apart.

    In libraries, sensors are positioned at the exit paths, and gates or turnstiles which control traffic. Targets are placed inside books and other materials to be protected. A target passing through the sensor triggers an alarm, which locks the gate or turnstile. The target can easily be deactivated or passed around the sensor by library personnel.

    EAS system components include fourteen styles of sensors (each including transmitter, receiver and alarm), and the customer's choice of patented disposable paper targets, reusable flexible targets and reusable hard plastic targets. The EAS system's transmitter emits an RF signal and the receiver measures the change in that signal caused by an active target, causing the system to alarm.

    Introduced in 1990, the QS2000(R) is the latest evolution in the Company's proven Quicksilver(TM) sensor product line. With the addition of microprocessor-based radio frequency signal processing, the QS2000 has been engineered to provide excellent target detection with enhanced target-discrimination capabilities. The QS2000 analyzes RF signals in its detection zone and can discriminate between unique target signals and environmental interference. This development greatly reduces false and "phantom" alarms while increasing target detection. The QS2000 is also available in a weatherized version for outdoor use. The QX2000 is a similar system to the microprocessor based QS2000 system with the added flexibility of modular electronics design. The modular design provides an improved service capability in addition to permitting the system to operate at three different RF frequencies.

    Introduced in 1993, the Condor(R) sensor, is the most technically advanced RF system on the market today. A significant feature of this system is the combination of a receiver and transmitter in a single post. Utilizing a microprocessor and two digital signal processors, the Condor has an aisle width of 12 feet using two posts. One sensor is capable of three feet detection on either side of the sensor. Additional features include the ability to mount full-sized merchandising panels, a customer counter, an alarm counter and variable alarm tone.

    Also introduced in 1993, the QS1500(TM) and QS1600(R) are value-priced, reusable target systems designed primarily for providing wide aisle protection for the apparel marketplace. The QS1500 has three feet of detection on either side of a single post, or it can protect up to six feet between two posts. For wider detection, the QS1600 with two pedestals can detect targets at distances of up to twelve feet, which is ideal for shopping mall environments. This system is an inexpensive answer to wide aisle detection.

    The Company also offers chrome-finished Quicksilver sensors, solid-oak Signature(R) sensors, featuring an earlier generation of components, the QS3000(R), a wide aisle system that can span up to five feet, and the In-Line Supermarket, which is a narrow aisle system designed specifically for hypermarkets. Most of the Company's sensors can be used with the various targets available.

    In 1994, the Company introduced the QS4000(TM) sensor. With digital signal processing, this advanced sensing system adjusts its detection to changing environmental conditions. This new Sensor model may be placed in close proximity to deactivation units or near tagged merchandise so that stores can maximize selling space. The QS4000 protects aisle widths up to 42 inches using disposable targets, and up to 60 inches using reusable targets.

    Deactivation Units. Deactivation units are used to eliminate the ability of the tag to be identified by the RF field in the sensor and set off an alarm. Deactivation usually occurs at the check-out point. In 1986, the Company introduced Counterpoint(R), a non-contact deactivation unit which eliminated the need to search for and remove or manually detune disposable targets. Since 1989, the Company has expanded its deactivation products with electronic modules that can be installed into numerous bar code scanners including those manufactured by SpectraPhysics Retail Systems, Symbol Technologies, Inc., Metrologic, Inc., National Cash Register, Inc., ICL Systems, Inc., IBM (International Business Machines) and Fujitsu Ltd. These modules allow the reading of bar code information, while deactivating targets in a single step. These deactivation units allow check out personnel to focus on the customer and minimize errors at check-out. During 1993, the Company developed an improved deactivation unit, Counterpoint IV, which increased deactivation height to twelve inches and improves the rate of product deactivation. In 1994, the Company increased the deactivation height beyond twelve inches with the introduction of Counterpoint
V. These product improvements have significantly increased the reliability of accurate deactivation.

    Five convenient deactivation configurations - horizontal counter-mounted slot scanners, a vertical mounted scanner, hand-held scanners, a weigh scale scanner and a deactivation pad - are available for a variety of POS environments. Most of these units transmit an audible tone that alerts the user that a target has been detected. The tone stops when the target has been deactivated.

    With the exception of the Counterpoint deactivation pad, all of the above scanners read bar code information while deactivating hidden Cheklink(R) targets in a single step. Ideal for high-volume environments, these scanners mount easily at POS, and can deactivate multiple targets on a single item.

    The Counterpoint deactivation pad is placed at the check-out counter, and targets are deactivated automatically by simply passing protected items across the low profile pad which audibly signals that targets have been deactivated. There is no need to see the targets in order to deactivate them. Two sizes of the pads are available, both of which have a very low profile on the counter top of 3/4" or less.

    Targets

    All targets contain an electronic circuit that unless deactivated (disposable targets) or removed (reusable targets), triggers an alarm when passed through the sensors. Customers can choose from a wide variety of targets, depending on their merchandise mix. Targets can be applied either in-store or at the point of manufacture.

    Disposable Targets. Disposable security targets are affixed to merchandise by pressure sensitive adhesive or other means. These range in size from 1.125" x 1.5" to 2.0" x 3.0", enabling retailers to protect smaller, frequently-pilfered items. Disposable targets must be deactivated at the point-of-sale, either manually or electronically, or passed around the sensors. Checkpoint provides labels compatible with a wide variety of standard price marking bar coding printers. Checkpoints labels can be integrated with printers from Sato, Zebra, Monarch, Printronix and Soabar. When used with electronic deactivation equipment, they represent the Cheklink(R) concept, developed to combine pricing, merchandising, data collection and protection in a single step. Targets can be applied at the vendor level, in the distribution center or in-store. Under the Company's Impulse(R) program tags can be embedded in products or packaging at the point-of-manufacture or packaging.

    In 1992, the Company was licensed to sell and provide targets in roll form for the Model 4021 label applicator (Pathfinder(R)) printer manufactured by Monarch Marking Systems. This product is a sophisticated electronic portable bar code label printer and applicator ideal for use in high volume mass merchandise, drugstore and supermarket applications. In addition, Pathfinder has a self-contained keyboard which allows for easy entry of various types of label data including: bar code, price and size. The Pathfinder also has built-in scanning capability that can scan existing package bar codes, then print identical Checkpoint labels for application without obscuring important product information.

    The Company has entered into a business agreement with Hobart Corporation, a manufacturer and distributor of weigh scales, label printers and meat wrappers used in supermarket meat rooms. The Company's Hobart tag, 1315 Series, is compatible with the Hobart weigh scales Model 5000 T/TE and Model 18VP. This labor-saving tag is integrated with the Hobart Weigh Scale/Printer to display the weight and price of the item.

    In addition, the Company has an agreement with A&H Manufacturing, the dominant U.S. supplier of costume jewelry cards, which grants A&H the right to embed Checkpoint targets in cards during manufacturing.

    Reusable Targets. Reusable security targets fall into two categories. Flexible targets are plastic laminated tags used in a variety of markets that are removed at the point-of-sale. Hard targets consist of a target and a locking mechanism within a plastic case. They are used primarily in the apparel market and present a visible psychological deterrent. Both flexible and hard targets use a nickel-plated steel pin which is pushed through the protected item with a magnetic fastener. These targets can also be attached with a lanyard using the magnetic fastener. An easy-to-use detacher unit removes reusable targets from protected articles without damage.

    The Company also supplies the UFO hard target. The UFO hard target design combined with a superior locking device makes the UFO, in the opinion of the Company's management, a difficult hard target to defeat. The UFO tag, due to its patented design, combines a unique conical shape with an interior antenna which, due to its placement at an angle, provides a tag which can be detected by the system better than tags in which the interior antenna is placed in a flat position. During 1993, the Company began manufacturing the Teardrop hard target, which is made to function only with the QS1500 and QS1600 systems, primarily used in the apparel market.

    During 1993, the Company also introduced a line of fluid tags marketed under the name ChekInk(R) which provides a cost-effective second line of defense against shoplifters. Unauthorized removal of these targets will cause sealed vials of dye to break open, rendering the garment unusable. ChekInk serves as a practical alternative to chaining down valuable merchandise. Ideal for use in department stores, mass merchandisers, and sporting goods stores, ChekInk can be removed quickly and easily at check-out in the same manner as the reusable targets.

    During 1994, the Company entered into a business agreement with MW Trading ApS, a manufacturer and distributor of home entertainment security products, to license and manufacture these products for the North and South American marketplace.

    Access Control Systems

    The electronic access control Threshold(R) product line consists of seven systems, ranging from small, relatively simple systems, to large, sophisticated systems which provide a maximum degree of control, monitoring and reporting.

    The Threshold product line features a Distributed Network Architecture(TM) which means no single point of failure can affect the entire system. These systems are capable of controlling up to 500 doors for access control and up to 50,000 cardholders. The incorporation of alarm monitoring and point control (i.e. turning lights on or off) are also integral features of all seven Threshold systems.

    The use of Threshold Remote Software Package allows the connection of controllers from anywhere in the country via telephone lines. This functionality opens major markets for communications, utilities and large scale customers with remote facilities to manage.

    All electronic access control systems can also monitor other occurrences, such as a change in the status of environmental systems, motors, safety devices or any controller with a digital output. While monitoring these controllers, any output can, by a pre-programmed decision, cause an alarm to sound or another event to occur.

    The Company has several proprietary proximity card/tag and reader systems for all environments. The Mirage(R) family of readers provides the fastest card verification in the industry and the release of the Mirage SG(R) allows these readers to be directly mounted on metal without degradation in performance. The Mirage SG provides the same read performance in a smaller more aesthetically pleasing package.

    The proximity cards are comprised of a custom-integrated circuit implanted in a plastic card or key tag which is powered by RF energy transmitted from a reader unit located at the entrance to a controlled door. Access is gained after a reader controller unit verifies a code transmitted by the card. The proximity card cannot be copied or duplicated due to the use of a programmed integrated circuit. In addition, a Mirage reader unit can be protected from environmental damage or vandalism by installing it inside a wall or behind a glass window. A Mirage reader unit is usable throughout the Threshold product line.

    POS Monitoring Systems

    In December 1991, the Company licensed the worldwide rights to a POS monitoring system that is marketed under the name Viewpoint(R). Viewpoint records and stores on videotape every transaction at each check-out, both the visual and the individual transaction data. Viewpoint connects directly to the point-of-sale network using a PC compatible computer and fixed CCTV cameras usually mounted inside domes affixed to a retailer's ceiling. Because all transaction data is stored in the computer's relational data base, user-generated reports can match questionable transactions to events recorded on the tape. The system also features a remote dial-in capability that allows users to monitor multiple store locations from one site, significantly lowering personnel cost. Viewpoint can be linked to Checkpoint EAS systems in order to record incidents that have caused the EAS system to register an alarm.

    In early 1995, the Company acquired Alarmex which designs and provides CCTV, POS monitoring and fire alarm systems to over 9,000 retail sites in the U.S. The Company believes the acquisition of Alarmex complements the Company's current CCTV and POS monitoring products. With the acquisition of Alarmex, the Company is able to offer its customers a broader and more sophisticated range of CCTV and POS monitoring products. In addition, the acquisition of Alarmex enables the Company to enter the burglar and fire alarm market with the related central station alarm monitoring capabilities.

    Net Revenues by Product

    The following table sets forth the percentage of net revenues derived from each major product group for the last five fiscal years:

                             Net Revenues by Product


                                                                    Fiscal Year
                                               ----------------------------------------------------------
                                                    1991      1992       1993        1994        1995
                                                    ----      ----       ----        ----        ----
Surveillance Systems............................      38%       45%        41%         39%         35%
Reusable tags used in EAS Systems...............       8         8         12          12           9
Disposable tags used in EAS Systems.............      37        32         30          29          26
Access Control Systems..........................       7         6          5           5           3
Service and Installation........................       8         6          8           8           6
CCTV/Viewpoint..................................       -         -          1           2          16
Other...........................................       2         3          3           5           5
                                                --------  --------   --------    --------    --------
                      Total                          100%      100%       100%        100%        100%



Markets and Sales

    The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandiser and music/electronics) and soft goods (apparel). The Company is a market leader in the supermarkets, drugstores and mass merchandiser market segments with such customers as Caldor, Lucky's Grocery, Ralph's, Rite-Aid, Target and Walgreens.

    EAS Systems. The Company sells its EAS systems principally throughout North America and Europe. During fiscal year 1995, EAS revenues from outside the United States (principally Europe and Scandinavia) represented approximately 38% of the Company's net revenues.


     In the United States, the Company markets its EAS products through its own sales personnel, independent representatives and independent dealers. The Company, at December 31, 1995, employed 90 salespeople who sell the Company's products to the domestic retail market and who are compensated by salary plus commissions. The Company's independent representatives sell the Company's products to the domestic library market on a commission basis. At December 31, 1995, the Company had 4 such independent representatives. Four members of the Company's sales management staff are assigned to manage and assist these independent representatives. Of total EAS domestic revenues during fiscal year 1995, 95% was generated by the Company's own sales personnel.


    Internationally, the Company markets its EAS products principally through various international subsidiaries which sell directly to the end user and through independent distributors. The Company's foreign subsidiaries, as of December 31, 1995, employed a total of 152 salespeople who sell the Company's products to the retail and library markets. The Company's direct international sales operations are currently located in Western Europe, Canada, Mexico, Argentina and Australia.

    Until 1993, the Company's sales in Western Europe were made principally through distributors. In mid- 1993, the Company acquired a competing EAS company in Western Europe. On November 30, 1995, the Company acquired all of the stock of Actron, another competing EAS company in Western Europe.

    Independent distributors accounted for 28% of the Company's international revenues during fiscal year 1995. International distributors sell the Company's products to both the retail and library markets. The Company's distribution agreements generally appoint an independent distributor for a specified term as an exclusive distributor for a specified territory. The agreements require the distributor to purchase a specified dollar amount of the Company's products over the term of the agreement. The Company sells its products to independent distributors at prices significantly below those charged to end-users because the distributors make volume purchases and assume marketing, customer training, maintenance and financing responsibilities.


    Access Control Systems. The Company's electronic access control sales personnel, together with manufacturers' representatives, market its electronic access control products to approximately 151 independent dealers. The Company employs five salespeople who are compensated by salary plus commissions. Under the independent dealer program, the dealer takes title to the Company's products and sells them to the end-user customer. The dealer installs the systems and provides ongoing service to the end-user customer.

    POS Monitoring Systems. The Company markets the POS monitoring products throughout the world through its own sales personnel. Sales of the POS monitoring produces are sold to the Company's existing EAS retail customers along with those retailers that currently do not have the Company's EAS products.

    Salespeople. As of December 31, 1995, Checkpoint employed approximately 267 salespeople. They are an experienced, effective sales force and one of the Company's most important assets. On the average, the sales people have over four years experience in the industry. Checkpoint invests heavily in sales training programs and experiences little turnover among its top performers.

    Marketing Strategies. The Company promotes its products primarily through
(i) comprehensive tag and equipment sales and product brochures, (ii) emphasizing environmental benefits by promoting reduced packaging through source tagging, (iii) extensive trade show participation and (iv) targeting specific retail markets that offer substantial opportunity for growth (i.e., supermarkets).

Manufacturing

    Checkpoint manufactures most of its products in state-of-the-art facilities located in Puerto Rico and the Dominican Republic and has a highly integrated manufacturing capability. Checkpoint's manufacturing strategy is to rely primarily on in-house capability and to vertically integrate manufacturing operations to the extent economically practical. This integration and in-house capability provides significant control over costs, quality and responsiveness to market demand which results in a distinct competitive advantage.

    As part of its total quality management program, the Company practices concurrent engineering techniques in the design and development of its products involving engineering, manufacturing, marketing and customers early in the development process.

    Management of the Company believes that it has the manufacturing capability to satisfy its projected production needs in the foreseeable future. While the Company sold over 1.3 billion disposable RF targets in 1995, it has the current manufacturing capacity to produce as many as three billion disposable RF targets per year at a low cost. In addition, with the expenditure of approximately $2.5 million, the Company could increase its capacity to produce as many as eight billion disposable RF targets annually.

    Checkpoint has improved, and expects to continue to improve, its production efficiencies through increased automation and improved cost reducing product designs.

Raw Materials

    The principal raw materials and components used by Checkpoint in the manufacture of its targets are electronic components for its systems, aluminum foil, resins, and paper used for its disposable tags, ferric chloride solutions for the Company's etching operation of disposable tags and printed circuit boards. While most of these materials are purchased from several suppliers, there are numerous alternative sources for all such materials. In general, there is an adequate supply of raw materials to satisfy the needs of the industry.

Research and Development


     Checkpoint has increased its research and development expenditures during the past three years over prior levels. The Company expended approximately $5.4 million, $4.9 million, and $6.9 million in research and development activities during fiscal years 1993, 1994 and 1995, respectively. The emphasis of these activities is the continued broadening of the product lines offered by Checkpoint and an expansion of the markets and applications for Checkpoint's products. Checkpoint's continued growth in revenue can be attributed, in part, to the products and technologies resulting from these efforts.


    Another important source of new products and technologies has been Checkpoint's acquisitions of companies and products during the last few years. Checkpoint will continue to make acquisitions of related businesses or products consistent with its overall product and marketing strategies.


    Over the last four years, the Company has introduced 60 new products. Currently, the Company has under development approximately 60 product development or enhancement projects. In addition, the Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.


Employees

    As of December 31, 1995, and inclusive of the acquisition of Actron, Checkpoint had 2,540 employees, including 13 officers, 62 persons engaged in research and development activities and 285 persons engaged in sales and marketing activities. Except for approximately 13 installers who belong to the International Brotherhood of Electrical Workers, none of the Company's employees are represented by a union. Checkpoint believes its relations with its employees are satisfactory.

Legal Proceedings

    The Company, along with several officers and a director, has been named as a defendant in two actions entitled Milton Cohen, et al v. Checkpoint Systems, Inc., et al USDC Case No. 95CV1042 (JHR) filed March 9, 1995 and Aron and Lisa Derman, et al v. Checkpoint Systems, Inc., et al USDC Case No. 95CV1046 (JEI) filed March 10, 1995, both of which were filed in the United States District Court in New Jersey. The complaints, which are substantially identical, seek class certification and allege generally that the defendants participated in a course of conduct to conceal adverse material information about the operating results and future business prospects of the Company as a result of which the Company's stock price was artificially inflated during the period October 21, 1994 through March 7, 1995. Plaintiff alleges that the conduct set forth in the preceding sentence was in violation of certain federal securities laws. The Company believes that the plaintiffs' allegations are entirely without merit and intends to defend itself vigorously.

Properties

    The Company's headquarters and distribution center are leased facilities located in Thorofare, New Jersey. Of the total 104,000 square feet, approximately 64,000 square feet are used for office space and approximately 40,000 square feet are used for storage facilities. The Company has entered into a twelve year lease for the facilities starting in 1995. The annual rent during each year of the first five years starting in 1995 is $692,000.

    The Company's principal manufacturing facility for the production of most of its products is located in Ponce, Puerto Rico. This two-story building, which was completed in 1990, is owned by the Company and contains approximately 95,000 square feet. Included in the 95,000 square feet is approximately 11,000 square feet of office space and approximately 14,000 square feet of warehouse space. In addition, the Company leases a manufacturing and development facility in Puerto Rico near the manufacturing facility containing approximately 9,000 square feet. The lease expires in 1997 with an annual rent of $31,000.


    The Company also leases two manufacturing facilities in the Dominican Republic. One facility, located in La Vega, contains approximately 34,000 square feet. It includes approximately 3,900 square feet of office space and approximately 3,000 feet of warehouse space. Certain components of the Company's sensors, hard targets and proximity cards are assembled at this site. The lease for this property expires in December 2005 with an annual rent of $17,550. The other facility, located in Los Alcarrizos, contains approximately 63,000 square feet. It includes approximately 1,800 square feet of office space and approximately 10,000 square feet of warehouse space. This facility performs the bending, chroming and wiring of antenna loops used in the Company's Quicksilver sensor products. This facility also performs certain injection molding production used in the assembly of the Company's reusable security targets. The lease for the Los Alcarrizos property expires in December 2001 with an annual rent of $30,000. The leases for both locations have been prepaid for their entire terms.

    Alarmex leases approximately 40,000 square feet of office and warehouse space outside Minneapolis, Minnesota. This lease expires in 2005 with an annual rent of approximately $292,000.


    The Company's foreign subsidiaries maintain various sales and distribution locations in Australia, Argentina, Belgium, Canada, France, Germany, Mexico, the Netherlands, Sweden and United Kingdom. The locations have an average of 3,600 square feet of office space and an average of 1,800 square feet of warehouse space. The lease terms of these foreign subsidiaries range from one to five years with an average lease payment of $34,200 in 1995.

                                   MANAGEMENT

    The following table sets forth certain information concerning the executive officers of the Company, including their ages, position and tenure as of the date hereof:


                                          Officer
Name                            Age        Since         Positions with the Company
- ----                            ---        -----         --------------------------

Kevin P. Dowd..............     47         1988          President and Chief Executive Officer

Steven G. Selfridge........     40         1988          Executive Vice President

Luis A. Aguilera...........     47         1982          Senior Vice President - Manufacturing

Mitchell T. Codkind........     36         1992          Vice President - Corporate Controller and Chief Accounting Officer

Muns A. Farestad...........     47         1990          Vice President - Research and Development

William J. Reilly, Jr......     47         1989          Senior Vice President

Michael E. Smith...........     40         1990          Senior Vice President

Neil D. Austin.............     49         1989          Vice President - General Counsel and Secretary

Lukas A. Geiges............     57         1995          Senior Vice President - International Development
                                                         of Checkpoint Systems International B.V.

Jeffrey A. Reinhold........     38         1995          Vice President - Chief Financial Officer and
                                                         Treasurer

David K. Shoemaker.........     39         1995          Vice President - Business Development

Nicholas Martino...........     40         1996          Vice President - Marketing

Dennis O'Malley............     41         1996          Vice President - Worldwide Customer Service


    Mr. Dowd has been President and Chief Operating Officer of the Company since August 1993 and Chief Executive Officer and Director of the Company since January 1995. He was Executive Vice President of the Company from May 1992 to August 1993. Mr. Dowd was Executive Vice President - Marketing, Sales and Service from April 1989 to May 1992 and Vice President of Sales from August 1988 to August 1989. Prior to joining the Company, Mr. Dowd was Director - Industrial Products Group, Mars Electronics from January 1987 to July 1988.

    Mr. Selfridge has been Executive Vice President since January 1996. He was Senior Vice President - Operations and Chief Financial Officer and Treasurer from August 1993 to January 1996. He was Chief Financial Officer and Vice President - Finance and Treasurer of the Company from December 1990 to August 1993; and Vice President - Finance and Treasurer of the Company since September 1989. Mr. Selfridge was Corporate Controller, Chief Accounting Officer and Secretary from April 1988 to September 1989 and Controller of Domestic Operations from July 1986 to April 1988. Mr. Selfridge is a Certified Public Accountant.

    Mr. Aguilera has been Senior Vice President - Manufacturing since August 1993. He was Vice President Manufacturing of the Company from April 1982 to August 1993, and Vice President and General Manager of the Company's Puerto Rico subsidiary since February 1979.

    Mr. Codkind has been a Vice President since April 1995 and has been Corporate Controller and Chief Accounting Officer since January 1992. Mr. Codkind was Controller of Domestic Operations from January 1990 to January 1992 and Accounting Manager of Domestic Operations from June 1986 to January of 1990. Mr. Codkind is a Certified Public Accountant.

    Mr. Farestad has been Vice President - Research and Development since October 1990. From January 1989 to October 1990 he was Director of Process Engineering and Shared Resources and from July 1987 to January 1989 Mr. Farestad was Director of Manufacturing Engineering.

    Mr. Reilly has been Senior Vice President since August 1993. He was Vice President - Sales of the Company from April 1989 to August 1993. Mr. Reilly was Eastern Regional Sales Manager from March 1989 to April 1989. Prior to joining the Company, Mr. Reilly was U.S. Sales Manager for Multitone Electronics PLC, London, U.K. from 1982 to 1989.

    Mr. Smith has been Senior Vice President since August 1993. He was Vice President - Marketing from August 1990 to August 1993. Mr. Smith was Director of Marketing from April 1989 to August 1990 and Program Manager - National/Major Accounts from December 1988 to April 1989. Prior to joining the Company, Mr. Smith was Marketing Manager with Mars Electronics International from June 1987 to November 1988.

    Mr. Austin has been Vice President - General Counsel and Secretary since 1989. Prior to joining the Company, Mr. Austin was a managing consultant with Mercer, Meidinger, Hansen Inc. from 1987 to 1989.

    Mr. Geiges has been Senior Vice President - International Development of Checkpoint Systems International B.V. since April 1994 and is considered to be a person who makes a significant contribution to the Company's business. Prior to joining the Company, Mr. Geiges was a consultant to the Board of Directors of Actron AG from 1993 to March 1994 and Chairman of the Board of Directors and President of Actron AG from 1988 to 1993.

    Mr. Reinhold has been Chief Financial Officer since January 1996 and has been Vice President and Treasurer of the Company since April 1995. Prior to joining the Company, Mr. Reinhold spent thirteen years at First Fidelity Bank, N.A. where he held a variety of management positions in various lending departments and loan workout. Mr. Reinhold was Senior Vice President and Division Manager - Middle Market Lending from 1994 to March 1995.

    Mr. Shoemaker has been Vice President - Business Development since August 1995 and has been employed by the Company in various sales, marketing and development positions since 1988.

    Mr. Martino has been Vice President - Marketing since January 1996. Prior to joining the Company, Mr. Martino was Vice President - North American Sales with Metrologic Instruments, Inc. from 1992 to 1995.

    Mr. O'Malley has been Vice President - Worldwide Customer Service since January 1996. Mr. O'Malley was Director of Customer Service from September 1993 to January 1996, and Manager of Credit and Collections from November 1991 to September 1993.

                            SELLING SECURITY HOLDERS


     The Debentures were issued by the Company on October 24, 1995, in a private placement pursuant to Regulation D under the Securities Act to "qualified institutional investors" (as defined in Rule 144A under the Securities Act) ("QIBs") and other "accredited investors" (as defined in Rule 501(a) of Regulation D under the Securities Act) ("Accredited Investors"). See "DESCRIPTION OF THE DEBENTURES" below. The Common Stock issuable upon conversion of the Debentures is described under "DESCRIPTION OF CAPITAL STOCK -- Common Stock" below. The following table sets forth, as of January 29, 1996, the name of each beneficial owner of the Debentures identified to the Company and the principal amount of the Debentures owned, and that may be sold pursuant to this Prospectus, by each such beneficial owner as of the date hereof, based upon information furnished to the Company:





                  Principal Amount          Principal Amount of                 Percentage of
Name              of Debentures Owned       Debentures That May Be Sold         Outstanding Debentures
- ----              -------------------       ---------------------------         ----------------------

Bank of NY             3,965,000                  3,965,000                            8.39%
Bankers Tr               700,000                    700,000                            1.48
Bear Stern               121,000                    121,000                             .25
Bankers/Natn             179,000                    179,000                             .38
DOS SAFE                  20,000                     20,000                             .04
Brown Bros             1,950,000                  1,950,000                            4.12
Chase Mann             4,300,000                  4,300,000                            9.1
Chse Trust               500,000                    500,000                            1.05
Custdl Tr              4,350,000                  4,350,000                            9.2
Deut MG/CJ               100,000                    100,000                             .21
INV BK/MF              1,500,000                  1,500,000                            3.1
LHMPD (LBI)            1,250,000                  1,250,000                            2.6
MLPFS/DS                  50,000                     50,000                             .1
Morgan Gty             6,000,000                  6,000,000                           12.70
RBC/DOMN                 500,000                    500,000                            1.05
Republic NY              825,000                    825,000                            1.74
SSB Cust               6,350,000                  6,350,000                           13.43
UBS SEC                  850,000                    850,000                            1.8
Wagner S              13,650,000                 13,650,000                           28.89


     The Options were issued by the Company to Mallory Factor ("Factor") in private placements pursuant to Section 4(2) of the Securities Act and the Common Stock issuable to Factor upon exercise of the Options will be issued, if at all, in private placements pursuant to Section 4(2) of the Securities Act. For a description of the Common Stock, see "DESCRIPTION OF CAPITAL STOCK -- Common Stock" below. The following table sets forth the number of shares of Common Stock owned, and that may be sold pursuant to this Prospectus, by Factor:

                    Number of Shares of      Number of Shares of Common         Percentage of Outstanding
Name                Common Stock Owned       Stock that May be Sold             Shares of Common Stock
- ----                ------------------       ----------------------             ----------------------
Mallory Factor            -0- (1)                 $350,000 (2)                           .01

    Additional Selling Security Holders may be identified and other information concerning Selling Security Holders may be set forth in Prospectus Supplements from time to time.

      Other than by ownership of the Debentures or Common Stock, none of the Selling Security Holders has had any material relationship with the Company within the past three years, except for Deutsche Morgan Grenfell/CJ Lawrence, Inc., which has provided investment banking services to the Company from time to time during the past year, and Factor, a principal of Mallory Factor, Inc., which has provided certain consulting services to the Company from time to time during the last 1-1/2 years.

      Because the Selling Security Holders may offer all or only some of the Debentures that they now hold and/or shares of Common Stock offered hereby and because there are presently no agreements, arrangements or understandings concerning the sale of any of the Debentures or shares of Common Stock offered hereby, no estimate can be given about the principal amount of Debentures or shares of Common Stock that will be held by the Selling Security Holders after completion of this offering. See "PLAN OF DISTRIBUTION" below.

- --------------
(1) Does not include shares of Common Stock that are issuable upon exercise of the Options.

(2) Includes shares of Common Stock that are issuable upon exercise of the Options.

                              PLAN OF DISTRIBUTION


     The Company will not receive any of the proceeds from this offering. The Selling Security Holders may sell all or a portion of the Debentures and shares of Common Stock offered hereby from time to time directly to purchasers or through agents, broker-dealers (who may act as principals for their own account) or underwriters on terms to be determined at the times of such sales. Any agent, dealer or underwriter through whom Debentures or shares of Common Stock are sold may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Security Holders and/or the purchasers of the Debentures or shares of Common Stock for whom they act as agent. To the extent required, the principal amount of the Debentures or the number of shares of Common Stock to be sold, the offering price thereof, the name of each Selling Security Holder and each agent, dealer and underwriter, if any, and any applicable discounts or commissions concerning a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Security Holders from the Debentures and shares of Common Stock offered by the Selling Security Holders hereby will be the offering price of such Debentures and shares of Common Stock less applicable commissions or discounts.

    There is no assurance that the Selling Security Holders will sell any of the Debentures or shares of Common Stock offered hereby.

     In order to comply with the securities laws of certain States or other jurisdictions, if applicable, the Debentures and shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain States or other jurisdictions the Debentures and shares of Common Stock may not be sold unless they have been registered or qualified for sale under the securities laws of such jurisdictions or an exemption from the registration and qualification requirements of such laws is available and the conditions of such exemption are satisfied.

     The Selling Security Holders and any broker-dealers, agents or underwriters that participate with the Selling Security Holders in the distribution of the Debentures or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Debentures or shares of Common Stock offered hereby may not simultaneously engage in market making activities for either the Debentures or the Common Stock for a period of nine business days (in the case of the Debentures) or two business days (in the case of the Common Stock) prior to the commencement of such distribution. In addition, each Selling Security Holder and any other person who participates in a distribution of the Debentures or shares of Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Debentures or shares of Common Stock by the Selling Security Holders. The applicable provisions of the Exchange Act and the rules and regulations thereunder may affect the marketability of the Debentures and shares of Common Stock and the ability of any person to engage in market making activities for the Debentures or shares of Common Stock.

     To the Company's knowledge, no person presently intends to make a market in the Debentures.

     Pursuant to the Indenture, the Company will pay all expenses incident to the preparation and filing of the Registration Statement.

                          DESCRIPTION OF THE DEBENTURES

General


     The Debentures are issued and outstanding under an Indenture dated as of October 24, 1995 (the "Indenture"), between the Company and Chemical Bank, as Trustee (the "Trustee"). Neither the Trustee nor any of its affiliates is affiliated with or has any material relationship with the Company or any of the Company's affiliates. The terms of the Debentures and the Indenture are discussed in detail herein. The Indenture is included as an exhibit to the Registration Statement of which this Prospectus is a part. The following description of the Debentures and the Indenture is qualified in its entirety by reference to the Indenture. Capitalized terms used herein without definition have the meaning ascribed to them in the Indenture and/or in "DESCRIPTION OF THE DEBENTURES - Certain Definitions" below.


Interest and Maturity

    The Debentures bear interest on the principal amount outstanding from time to time at the rate of 5.25% per annum. Interest on the Debentures began to accrue on October 24, 1995, and is payable semi-annually on each May 1 and November 1, commencing on May 1, 1996, until maturity or earlier redemption or conversion, to the registered holder (each a "Holder" and collectively the "Holders") of the Debentures at the close of business on the record date (April 15 or October 15) next preceding the interest payment date. Subject to earlier redemption or conversion, the Debentures will mature on November 1, 2005.

Subordination

    The Debentures are subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will rank pari passu in all respects with other unsecured subordinated indebtedness of the Company. At December 31, 1995, the Company's Senior Indebtedness was approximately $40.0 million. The rights of Holders is subordinated by operation of law to all existing and future indebtedness of the Company's Subsidiaries, which as of December 31, 1995, was approximately $10 million of trade payables and accrued liabilities. The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries.

    The Indenture provides that no payment may be made by the Company on account of the principal of, premium, if any, interest on, or Additional Amounts with respect to, the Debentures, or to acquire any of the Debentures (including repurchases of Debentures at the option of the Holder) for cash or property (other than Junior Securities), or on account of the redemption provisions of the Debentures, (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness and all other Obligations in respect thereof are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of, premium, if any, interest on or any other Obligation in respect of any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

    Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Designated Senior Indebtedness or their representative immediately to accelerate its maturity and (ii) written notice of such event of default given to the Company and the Trustee by the holders of such Designated Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, interest on, or Additional Amounts with respect to, the Debentures, or to acquire or repurchase any of the Debentures for cash or property, or on account of the redemption provisions of the Debentures, in any such case other than payments made with Junior Securities of the Company. Notwithstanding the foregoing, unless (i) the Designated Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Debentures during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Debentures. Any number of Payment Notices may be given; provided, however, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and
(ii) no default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Designated Senior Indebtedness) shall be made the basis for the commencement of any other Payment Blockage Period.

    In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than Junior Securities) shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness of the Company remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

    Upon any distribution of assets of the Company upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities, (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full (or have such payment duly provided for) before the Holders are entitled to receive any payment on account of the principal of, premium, if any, interest on, or Additional Amounts with respect to, the Debentures (other than Junior Securities) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

    No provision contained in the Indenture or the Debentures will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, interest on, and Additional Amounts with respect to, the Debentures. The subordination provisions of the Indenture and the Debentures will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder, subject to the two preceding previous paragraphs, to pursue any other rights or remedies with respect to the Debentures.

    As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshalling of assets or liabilities of the Company and its Subsidiaries, Holders of the Debentures may receive ratably less than other creditors.

    The Debentures are obligations exclusively of the Company and not of its Subsidiaries. Because a significant portion of the operations of the Company are currently conducted through its Subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debentures, are dependent, in part, upon the ability of its Subsidiaries to make cash distributions to the Company. The Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those Subsidiaries and are subject to various business considerations.

    The Debentures are structurally subordinated in right of payment to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon liquidation or reorganization of the Subsidiary (and the consequent right of the holders of the Debentures to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subject to any security interests in the assets of such Subsidiary and subordinated to any indebtedness of such Subsidiary senior to that held by the Company.

Delivery and Form of Debentures

     The Debentures that were sold to QIBs are represented by a single global Debenture (the "Rule 144A Global Security"), which was deposited on the Closing Date with, or on behalf of, the Depository and registered in the name of Cede & Co., as nominee of the Depository (such nominee being referred to herein as the "Rule 144A Global Security Holder"). The Debentures that were sold to Accredited Investors (the "Accredited Investor Debentures") are in fully registered form. The Rule 144A Global Security and the Accredited Investor Debentures were delivered for the accounts of the purchasers thereof on the Closing Date. The Debentures are eligible for trading on the Private Offerings, Resale and Trading through Automatic Linkages ("PORTAL") System of the National Association of Securities Dealers, Inc.

    The Depository is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants.

    So long as the Rule 144A Global Security Holder is the registered owner of any Debentures, the Rule 144A Global Security Holder will be considered the sole Holder under the Indenture of any Debentures evidenced by the Rule 144A Global Security. Beneficial owners of Debentures evidenced by the Rule 144A Global Security will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee. Neither the Company nor the

Trustee will have any responsibility or liability for any aspect of the records of the Depository or for maintaining, supervising or reviewing any records of the Depository relating to the Debentures.

    Payments in respect of the principal of, premium, if any, interest on, and Additional Amounts with respect to, any Debentures registered in the name of the Rule 144A Global Security Holder on the applicable record date will be payable by the Trustee to or at the direction of the Rule 144A Global Security Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Debentures, including the Rule 144A Global Security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debentures. The Company believes, however, that it is currently the policy of the Depository immediately to credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Depository's Participants and the Depository's Indirect Participants to the beneficial owners of Debentures will be governed by standing instructions and customary practice and will be the responsibility of the Depository's Participants or the Depository's Indirect Participants.

Exchange and Transfer

    At the option of the Holder and subject to the terms of the Debentures and of the Indenture, Debentures will be exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, in each case without service charge (other than the cost of delivery) and upon payment of any taxes and other governmental charges. Debentures shall be registered as provided in the Indenture. The Holder of a Debenture will be treated by the Company, the Trustee and their respective agents for all purposes as the owner of such Debenture.

    The transfer of Debentures may be registered, and Debentures may be presented in exchange for other Debentures of different authorized denominations, at the office of the Trustee in New York City, without service charge (other than the cost of delivery) and upon payment of any taxes or other governmental charges.

    In the event of a redemption in part, the Company will not be required (i) to register the transfer of Debentures for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Debentures called for such redemption; or (ii) to register the transfer or exchange of any such Debenture, or portion thereof, called for redemption.

    Subject to certain conditions, any person having a beneficial interest in the Rule 144A Global Security may, upon request to the Trustee, exchange such beneficial interest for Debentures in the form of certificated Debentures. Upon any such issuance, the Trustee is required to register such certificated Debentures in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Debentures in the form of certificated Debentures under the Indenture, then, upon surrender by the Rule 144A Global Security Holder of the Rule 144A Global Security, Debentures in certificated form will be issued to each person that the Rule 144A Global Security Holder and the Depository identify as being the beneficial owner of the related Debentures.

    Neither the Company nor the Trustee will be liable for any delay by the Rule 144A Global Security Holder or the Depository in identifying the beneficial owners of Debentures, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Rule 144A Global Security Holder or the Depository for all purposes.

Conversion Rights


     The Debentures are convertible into shares of common stock of the Company, $.10 par value per share (the "Common Stock"), at the conversion price of $18.375 per share at any time on and after the Exchange Date and prior to redemption or maturity. The right to convert a Debenture called for redemption or delivered for repurchase will terminate at the close of business on the fifth day next preceding the redemption date for such Debenture (or if such date is not a Business Day, on the next succeeding Business Day).


    The right of conversion attaching to any Debenture may be exercised by the Holder by delivering the Debenture at the specified office of a conversion agent accompanied by a duly signed and completed notice of conversion. The conversion date shall be the date on which the Debenture and the duly signed and completed notice of conversion shall have been so delivered. A Holder delivering a Debenture for conversion will not be required to pay any taxes or duties payable in respect of the issuance or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issuance or delivery of the Common Stock in a name other than that of the Holder of the Debenture. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid. Such certificates will be delivered to the address specified by the Holder in its completed notice of conversion.

    In the case of any Debenture that has been converted after any Interest Record Date, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Debenture who is a Holder on such Interest Record Date. Any Debenture so converted must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Debentures being surrendered for conversion.

    The conversion price will be subject to adjustment in certain events, including (a) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (as determined in accordance with the Debentures) unless holders of Debentures are entitled to receive the same upon conversion, (c) subdivisions, combinations and reclassifications of Common Stock and (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those rights, options, warrants, dividends and distributions referred to above, dividends and distributions paid in cash out of the retained earnings of the Company and regular quarterly dividends consistent with past practice). In addition to the foregoing adjustments, the Company will be permitted to make such downward adjustments in the conversion price as it considers to be advisable in order that any event treated for United States Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock. Adjustments in the conversion price of less than $0.25 will not be required, but any adjustment that would otherwise be required to be made will be taken into account in the computation of any subsequent adjustment. Fractional shares of Common Stock are not to be issued or delivered upon conversion, but, in lieu thereof, a cash adjustment will be paid based upon the then current market price of Common Stock. Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued interest on the Debentures or for any dividends or distributions on any shares of Common Stock delivered upon such conversion. Notice of any adjustment of the conversion price will be given in the manner set forth herein under "DESCRIPTION OF THE DEBENTURES - Notices."

    If at any time the Company makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for United States Federal income tax purposes (e.g., distribution of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Debentures, the conversion price of the Debentures is reduced, such reduction may be deemed to be the payment of a taxable dividend to Holders of Debentures. Such a deemed dividend might be subject to a 30% or then applicable United States withholding tax unless the holder is entitled to a reduction of the tax under a tax treaty and provides appropriate evidence thereof to the Company and the dividend disbursing agent.

    In the event that the Company should merge with another company, become a party to a consolidation or sell or transfer all or substantially all of its assets to another company, each Debenture then outstanding would, without the consent of any Holder, become convertible only into the kind and amount of securities, cash and other property receivable upon the merger, consolidation or transfer by a Holder of the number of shares of Common Stock into which such Debenture might have been converted immediately prior to such merger, consolidation or transfer.

Redemption

    Unless previously redeemed, converted or purchased and canceled by the Company, the Debentures will mature on November 1, 2005 and shall be redeemed at their principal amount.

    Optional Redemption

    The Debentures may be redeemed, at the option of the Company, in whole or in part, at any time on and after November 10, 1998, upon notice as described in "DESCRIPTION OF THE DEBENTURES - Notices" below, at a redemption price equal to 103% of their principal amount if redeemed during the period commencing November 10, 1998 up to and including October 31, 1999, 102% of their principal amount if redeemed during the 12-month period commencing November 1, 1999, 101% of their principal amount if redeemed during the 12-month period commencing November 1, 2000, and 100% of their principal amount if redeemed on or after November 1, 2001, in each case together with accrued and unpaid interest to the date fixed for redemption. In the event of a partial redemption, the Debentures to be redeemed will be selected by the Trustee not more than 75 days before the date fixed for redemption, by such method as the Trustee shall deem fair and appropriate.

    Debentures may be redeemed, as a whole but not in part, upon notice as described in "DESCRIPTION OF THE DEBENTURES - Notices" below, at the option of the Company at any time, if the Company shall determine that as a result of any change in or amendment to the laws or any regulations or rulings of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to, or change in, an official application or interpretation of such laws, regulations or rulings, which amendment or change is announced or becomes effective on or after October 17, 1995, the Company has or will become obligated to pay Additional Amounts on the Debentures, as described below under "DESCRIPTION OF THE DEBENTURES - Payment of Additional Amounts," and such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts were a payment in respect of the Debentures then due; and provided further, that at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. In case of any such redemption, the redemption price will be 100% of the principal amount of the Debentures, together in each case with accrued and unpaid interest to the date fixed for redemption. The Company is required to deliver to the Trustee a certificate stating that the Company is entitled to effect such redemption and that the conditions precedent to the right of the Company to redeem the Debentures have occurred and an opinion of counsel stating that the legal conditions precedent to the right of the Company to effect such redemption have occurred.

    Mandatory Redemption

    Upon a Change of Control (as defined in the Indenture and herinafter described) with respect to the Company, then each Holder shall have the right, at such Holder's option, to require the Company to purchase such Holder's Debentures, in whole but not in part, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest to the date fixed for redemption.

    Notices of Redemption

    Notice of intention to redeem Debentures will be given as described under "DESCRIPTION OF THE DEBENTURES - Notices" below. In the case of redemption of all Debentures, notice will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption. In the case of a partial redemption, notice will be given twice, the first such notice to be given not more than 60 nor less than 45 days prior to the date fixed for redemption and the second such notice to be given not more than 45 nor less than 30 days prior to the date fixed for redemption.

    Notices of redemption will specify the date fixed for redemption, the applicable redemption price, the date the conversion privilege expires and, in the case of a partial redemption, the aggregate principal amount of Debentures to be redeemed and the aggregate principal amount of the Debentures which will be outstanding after such partial redemption. In addition, in the case of a partial redemption, the first notice will specify the last date on which exchanges or transfers of Debentures may be made pursuant to the provisions of "DESCRIPTION OF THE DEBENTURES - Exchange and Transfer" above and the second notice will specify the serial numbers of the Debentures and the portions thereof called for redemption.

    As used herein, "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. The term "United States Alien" means any person who, for United States Federal income tax purposes, is
(i) a foreign corporation, (ii) a foreign partnership one or more of the members of which are, for United States federal income tax purposes, foreign corporations, non-resident alien individuals or a nonresident alien fiduciaries of a foreign estate or trust, (iii) a non-resident alien individual or (iv) a nonresident alien fiduciary of a foreign estate or trust.

    In addition, the Company may at any time and from time to time repurchase the Debentures in the open market or in private transactions at prices it considers attractive. Debentures repurchased by the Company will be canceled.

Change of Control

    Each Holder of a Debenture has the right, at such Holder's option, to cause the Company to purchase such Debenture, in whole but not in part, for a cash amount equal to 100% of the principal amount, together with accrued and unpaid interest to the repurchase date, if a Change of Control occurs or has occurred. Notice with respect to the occurrence of a Change of Control will be given as described under "DESCRIPTION OF THE DEBENTURES - Notices" below and not later than 30 days after the occurrence of such Change of Control. The date fixed for such purchase will be a date not less than 30 nor more than 60 days after notice of the occurrence of a Change of Control is given (except as otherwise required by law). To be purchased, a Debenture must be received with a duly executed written notice, substantially in the form provided on the reverse side of such Debenture, at the office of a paying agent not later than the fifth day prior to the date fixed for such purchase. All Debentures purchased by the Company will be canceled. Holders who have tendered a notice of purchase will be entitled to revoke their election by delivering a written notice of such revocation to a paying agent on or prior to the date fixed for such purchase. In addition, Holders of Debentures will retain the right to require such Debentures to be converted into Common Stock (or other securities, property or cash, payable in lieu thereof by reference to the adjustment price as provided under the adjustment provision, see "DESCRIPTION OF THE DEBENTURES - Conversion Rights") prior to the purchase date, so long as notice to that effect, including the Holder's nontransferable receipt for the Debentures from a paying agent, is delivered to a paying agent on or prior to the close of business on the fifth day next preceding the applicable Redemption Date.

    The Indenture provides that a "Change of Control" occurs (i) upon any merger or consolidation of the Company with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" (as such terms are used for purposes of Sections 13(d) and

14(d) of the Exchange Act, whether or not applicable) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity,
(ii) when any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors of the Company, or (iii) when, during any period of 12 consecutive months after the Closing Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

    The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. For purposes of this definition, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Closing Date, whether or not applicable; and
(ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

    The Change of Control provisions described above may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control provisions will not prevent a leveraged buyout led by Company management, a recapitalization of the Company or change in a majority of the members of the Board of Directors which is approved by the then-present Board of Directors and may not afford the Holders of Debentures protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect such Holders, if such transaction does not constitute a Change of Control, as set forth above.

    The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Debentures at the option of Holders upon a Change of Control. The Change of Control purchase feature is not, however, the result of management's knowledge of any specific efforts to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation of proxies or consents or otherwise, or part of a plan to implement a series of anti-takeover measures.

    The Company, could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control under the Debentures, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time. There are no restrictions in the Debentures or the Indenture on the creation of additional Senior Indebtedness (or any other indebtedness), and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Debentures. If such a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds at the time of such event to pay the Change of Control purchase price for all Debentures tendered by the Holders thereof. A default by the Company on its obligation to pay the Change of Control purchase price could, pursuant to cross-default provisions, result in acceleration of the payment of other indebtedness of the Company outstanding at that time.

    Certain of the Company's existing and future agreements relating to their indebtedness could prohibit the purchase by the Company of the Debentures pursuant to the exercise by a Holder of the foregoing option, depending on the financial circumstances of the Company at the time any such purchase may occur, because such purchase could cause a breach of certain covenants contained in such agreements. Such a breach may constitute an event of default under such indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provision of the Debentures. See "DESCRIPTION OF THE DEBENTURES - Subordination" above. Failure of the Company to repurchase the Debentures when required would result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions.

Payments, Paying Agents and Conversion Agents

    The principal of and premium, if any, and interest on Debentures will be payable in United States dollars. Payments of such principal and premium, if any, will be made against surrender of such Debentures at the corporate trust office of the Trustee in New York City by United States dollar check drawn on, or wire transfer to a United States dollar account maintained by the Holder with, a bank located in New York City. Payments of any installment of interest on Debentures will be made by a United States dollar check drawn on a bank in New York City mailed to the Holder at such Holder's registered address or (if arrangements satisfactory to the Company and the Trustee are made) by wire transfer to a dollar account maintained by the Holder with a bank in New York City. Payment of such interest on any Interest Payment Date will be made to the person in whose name such Debenture is registered at the close of business on the Interest Record Date prior to the relevant Interest Payment Date. Accrued interest payable on any Debenture that is redeemed will be payable against surrender of such Debenture in the manner described above with respect to payments of principal on Debentures, except Debentures that are redeemed on a date after the close of business on the Interest Record Date immediately preceding such Interest Payment Date and on or before the Interest Payment Date, on which interest will be paid to the Holder of record on the Interest Record Date.

    The Debentures may be surrendered for conversion or exchange at the corporate trust office of the Trustee in New York City.

    The Company has initially appointed the Trustee as paying agent and conversion agent. This appointment may be terminated at any time and additional or other paying and conversion agents may be appointed, provided that until the Debentures have been delivered for cancellation, or monies sufficient to pay the principal of and premium, if any, and interest on the Debentures have been made available for payment and either paid or returned to the Company as provided in the Indenture, a paying, conversion and transfer agent will be maintained in New York City for the payment of the principal of and premium, if any, and interest on Debentures only and for the surrender of Debentures for conversion. Notice of any such termination or appointment and of any change in the office through which any paying, conversion, or transfer agent will act will be given in accordance with "DESCRIPTION OF THE DEBENTURES - Notices" below.

    All monies paid by the Company to a paying agent for the payment of principal of and premium, if any, or interest on any Debenture that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the Holder of such Debenture will thereafter look only to the Company for payment thereof.

Payment of Additional Amounts

    The Company will pay to the Holder of any Debenture who is a United States Alien such Additional Amounts as may be necessary in order that every net payment of the principal of, premium, if any, and interest on such Debenture, and any cash payments made in lieu of issuing shares of Common Stock upon conversion of a Debenture, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such Debenture to be then due and payable; provided, however, that the foregoing obligations to pay Additional Amounts shall not apply to any one or more of the following:

         (a) any tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or stockholder of, or a person holding a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, stockholder or person holding a power) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in a trade or business therein or being or having been present therein or having or having had a permanent establishment therein, (ii) such Holder's present or former status as a personal holding company, foreign personal holding company, passive foreign investment company, foreign private foundation or other foreign tax-exempt entity, or controlled foreign corporation for United States tax purposes or a corporation which accumulates earnings to avoid United States Federal income tax, or (iii) such Holder's status as a bank extending credit pursuant to a loan agreement entered into in the ordinary course of business;

         (b) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the Holder of such Debenture for payment on a date more than 10 days after the date on which such payment became due and payable or on the date on which payment thereof is duly provided, whichever occurs later;

         (c) any estate, inheritance, gift, sales, transfer or personal or intangible property tax or any similar tax, assessment or other governmental charge;

         (d) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or present or former connection with the United States of the Holder or beneficial owner of such Debenture if such compliance is required by statute, regulation or ruling of the United States or any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, assessment or other governmental charge;

         (e) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of and premium, if any, or interest on such Debenture;

         (f) any tax, assessment or other governmental charge imposed on interest received by a person holding, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote; or

         (g) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or premium, if any, or interest on any Debenture or interest appertaining thereto if such payment can be made without such withholding by any other paying agent;

nor will Additional Amounts be paid with respect to payment of the principal of, premium, if any, or interest on any such Debenture (or cash in lieu of issuance of shares of Common Stock upon conversion) to a person other than the sole beneficial owner of such payment, or that is a partnership or a fiduciary to the extent such beneficial owner, member of such partnership or beneficiary or settlor with respect to such fiduciary would not have been entitled to the Additional Amounts had such beneficial owner, member, beneficiary or settlor been the Holder of such Debenture.

Events of Default

    The Indenture defines an Event of Default as (i) the failure by the Company to pay any installment of interest on, or Additional Amounts with respect to, the Debentures as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal of, or premium, if any, on the Debentures when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, default in the payment of the Redemption Price on the Redemption Date, (iii) the failure of the Company to perform any conversion of Debentures required under the Indenture and the continuance of any such failure for 30 days, (iv) the failure by the Company to observe or perform any other covenant or agreement contained in the Debentures or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debentures outstanding, (v) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries, (vi) a default in the payment of principal, premium or interest when due that extends beyond any stated period of grace applicable thereto or an acceleration for any other reason of the maturity of any Indebtedness of the Company or any of its Significant Subsidiaries with an aggregate principal amount in excess of $10 million, and (vii) final judgments not covered by insurance aggregating in excess of $2 million, at any one time tendered against the Company or any of its Significant Subsidiaries and not satisfied, stayed, bonded or discharged within 75 days. The Indenture provides that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default.

    The Indenture provides that if an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above), then in every such case, unless the principal of all of the Debentures shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Debentures then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest thereon to be due and payable immediately. If an Event of Default specified in clause (v) above occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Debentures without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Debentures generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Debentures that have become due solely by such acceleration, have been cured or waived.

    Prior to the declaration of acceleration of the maturity of the Debentures, the Holders of a majority in aggregate principal amount of the Debentures at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of or interest on any Debenture yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Debenture affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Debentures at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

Limitation on Merger, Sale or Consolidation

    The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, unless (i) either (a) in the case of a merger or consolidation the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Debentures and the Indenture; and (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Debentures, except as to any obligations that arise from or as a result of such transaction.

Amendments and Supplements

    The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Debentures at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of any Debenture or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Debenture or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment or the conversion of any Debenture on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or reduce the redemption price, or alter the redemption or Change of Control provisions in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of the outstanding Debentures, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or (iii) adversely affect the right of such Holder to convert Debentures, or (iv) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debenture affected thereby.

Rule 144A Information Requirement

    The Company has agreed to furnish to the Holders or beneficial holders of the Debentures or the underlying Common Stock and prospective purchasers of the Debentures or the underlying Common Stock designated by the Holders of the Debentures or the underlying Common Stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

Reports

    Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder, within 15 days after it is or would have been required to file such with the Securities and Exchange Commission (the "SEC"), annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC if the Company was subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the SEC and, in each case, together with a management's discussion and analysis of financial condition and results of operations as such would be so required.

Notices

    Notices to Holders of the Debentures will be given by publication in a leading daily newspaper of general circulation in New York City, which publication is expected to be The Wall Street Journal (Eastern Edition). In addition, notices to Holders will be given by mail to the addresses of such Holders as they appear in the register maintained by the Trustee on the fifteenth day prior to such mailing. Such notices will be deemed to have been given on the date of such publication or mailing.

Replacement of Debentures and Related Coupons

    Debentures that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Debentures or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Debenture an indemnity satisfactory to the Company and the Trustee may be required at the expense of the Holder of such Debenture before a replacement Debenture will be issued.

Governing Law

    The Debentures and the Indenture will be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of law rules.

Certain Definitions

    "Business Day" means, with respect to any act to be performed pursuant to the Indenture or the terms of the Debentures, each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in the place where such act is to occur are authorized or obligated by applicable law, regulation or executive order to close.

    "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

    "Designated Senior Indebtedness" means (i) the Indebtedness outstanding under (x) the Second Amended and Restated Loan and Agency Agreement among First Fidelity Bank, National Association, as Agent, the banks party thereto and the Company (including but not limited to the Existing Term Indebtedness as defined therein), (y) the Note Agreement dated as of March 1, 1994, and as amended as of January 15, 1995, pursuant to which the Company issued its 8.27% Series A Senior Notes due 2002 and (z) the Terms Agreement dated as of January 15, 1995, pursuant to which the Company issued its 9.35% Series B Senior Notes due 2003 and (ii) any other Senior Indebtedness having a principal amount of at least $5.0 million that is designated as "Designated Senior Indebtedness" by written notice from the Company to the Trustee.

    "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except such as would constitute trade payables to trade creditors in the ordinary course of business that are not more than 90 days past their original due date,
(iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all net obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such person has guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any Capital Stock; and (d) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of any liability of the kind described in any of the preceding clauses (a), (b) or (c), or this clause (d), whether or not between or among the same parties.

    "Junior Securities" of any Person means any Qualified Capital Stock and any Indebtedness of such Person that is (i) subordinated in right of payment to the Debentures and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Debentures and (ii) subordinated in right of payment to all Senior Indebtedness at least to the same extent as the Debentures.

    "Obligations" means any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Senior Indebtedness.

    "Senior Indebtedness" of the Company means any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is not senior or superior in right of payment to the Debentures or to other Indebtedness which is pari passu with, or subordinated to, the Debentures; provided that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any Subsidiary of the Company or any officer, director or employee of the Company or any Subsidiary of the Company, (b) Indebtedness to trade creditors, or (c) any liability for taxes owed or owing by the Company.

    "Stated Maturity" when used with respect to any Debenture, means November 1, 2005.

    "Subsidiary," with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) a partnership in which such Person or a subsidiary of such person is, at the time, a general partner, or (iii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more subsidiaries of such person, directly or indirectly, at the date of determination thereof has at least majority ownership interest.

                          DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock


     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.10 per share, and 500,000 shares of Class A Preferred Stock, without par value. At April 8, 1996, 29,266,014 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. In addition, at April 8, 1996, there were outstanding options to purchase 3,466,792 shares of Common Stock held by certain of its directors, officers, employees and consultants pursuant to the terms of various Company-sponsored stock option plans and other agreements.


Common Stock

    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There are no cumulative voting rights. Unless otherwise required by law, the affirmative vote of a majority of the votes cast is required to authorize stockholder actions, except that a plurality of the votes cast determines the election of directors and the affirmative vote of at least 80% of the voting stock of the Company is required to authorize certain other actions as described below. The Common Stock has no preemptive, conversion, redemption or other similar rights. Upon liquidation of the Company, subject to any preferential liquidation rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock would be entitled to share ratably in the net assets available for distribution to stockholders. Subject to any preferential dividend rights of any outstanding Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor.

    The Company's shareholders receive notice of the Annual Meeting of Shareholders, which is held in April of each year, not less than 30 days prior to such meeting. Such notice is accompanied by a proxy statement setting forth the matters for consideration at such meeting and other information concerning the Company.

    The Company's Board of Directors is classified into three classes of directors, with Class I Directors consisting of three directors, Class II Directors consisting of three directors, and Class III Directors consisting of three directors. The term of office of one of the three classes terminates each year, and each class is elected for a three-year term.

    Under certain circumstances, the holders of at least 80% of the outstanding voting stock of the Company must approve (a) any merger of the Company, unless such transaction is approved by 80% of the Board of Directors, (b) any changes in provisions of the Company's Articles of Incorporation or By-Laws regarding the number, classification, term of office, qualifications, election and removal of directors and the filling of vacancies and newly created directorship, or (c) any amendment to the foregoing super majority voting requirements.

    In addition, the Company has adopted a Shareholder Rights Agreement intended to discourage attempts to acquire control of or adversely affect the Company through an acquisition of Common Stock. Under the Agreement, in certain situations shareholders other than those determined to be an "Acquiring Person" or an "Adverse Person" under the provisions of the Agreement will have the right to acquire a certain number of shares of Common Stock from the Company at a substantial discount off the prevailing market price.

    These foregoing provisions may make more difficult, and therefore discourage, attempts to acquire control of the Company through acquisitions of shares of Common Stock or otherwise, in transactions not approved by the Company's Board of Directors. As a result of these provisions, transactions or proposed transactions which might have the short-term effect of increasing the market price of the Company's Common Stock may be discouraged, and management of the Company may be able to resist changes which the stockholders might otherwise have the power to impose. The division of the Company's Board of Directors into three classes could discourage third parties from seeking to acquire control of the Board of Directors and could impede proxy contests or other attempts to change the Company's management.


     Pursuant to the Company's various stock option plans, the Company issued to certain of its directors, officers, employees and consultants 598,000, 978,000, 397,000, 1,974,848 and 83,000 options (after giving effect to the February 1996 Stock Dividend) to purchase Common Stock in 1992, 1993, 1994, 1995 and 1996, respectively. In February 1995, the Company issued 401,434 shares (after giving effect to the February 1996 Stock Dividend) of Common Stock as consideration for the acquisition of Alarmex, Inc. In April 1995, the Company issued approximately
6.2 million shares (after giving effect to the February 1996 Stock Dividend) of Common Stock in an underwritten public offering.


    There are no persons known to the Company to beneficially own more than ten percent of the outstanding Common Stock.

    The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

Preferred Stock

    The Board of Directors of the Company is authorized, without further action by the stockholders, to provide for the issuance of shares of Preferred Stock from time to time, in different series, and to fix before issuance the powers, designation, preferences and relative rights of each series, the qualifications, limitations or restrictions thereof, and the number of shares included in each series. There presently are no outstanding shares of Preferred Stock nor has the Board of Directors fixed the terms of any series of Preferred Stock to be issued in the future.

                                 LEGAL OPINIONS

    The validity of the Securities offered hereby has been passed upon for the Company by Stradley, Ronon, Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, Pennsylvania.


                                     EXPERTS


     The consolidated balance sheets as of December 31, 1995 and December 24, 1994 and the related consolidated earnings statements, statements of shareholders' equity and cash flows for each of the years in the three year period, ended Decemer 31, 1995 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


     The consolidated balance sheet of Actron Group Limited as of December 31, 1994 and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given the authority of that firm as experts in accounting and auditing.


     The consolidated balance sheet of Actron Group Limited as of November 30, 1995 and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the eleven-month period ended November 30, 1995 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of KPMG, independent accountants, given the authority of that firm as experts in accounting and auditing.

                                                                   APPENDIX A


                    SUBSIDIARIES OF CHECKPOINT SYSTEMS, INC.

    Set forth below is a list of the Company's subsidiaries, each of which is wholly-owned by the Company except for directors qualifying shares.



Checkpoint Systems of Puerto Rico, Inc. - Delaware
Checkpoint Caribbean, Inc. - Delaware
Checkpoint FSC, Inc. - Virgin Islands
Electronic Signatures, Inc. - Delaware
Checkpoint International, Inc. - Delaware
Checkpoint Newco Limited - Canada
Checkpoint Canada, Inc. - Canada
Checkpoint Systems, S.A. - Argentina
Neil Acquisition, S.A. - Argentina
Checkpoint de Mexico, S.A. de C.V. - Mexico
Checkpoint Systems Belgium N.V. - Belgium
Checkpoint Systems France SARL - France
Checkpoint Systems Deutschland - Germany
Checkpoint Systems Nederland B.V. - The Netherlands
Checkpoint Holland Holding B.V. - The Netherlands
Checkpoint Holland Trading B.V. - The Netherlands
Checkpoint Systems Europe B.V. - The Netherlands
Checkpoint Systems International B.V. - The Netherlands
ID Systems Productie B.V. - The Netherlands
Checkpoint Systems Scandinavia A.B. - Sweden
Checkpoint Systems U.K. Limited - United Kingdom
Checkpoint Systems Australia PTY LTD - Australia
Punto De Control Checkpoint, S.A. - Spain
Checkpoint AG Switzerland - Switzerland
Alarmex, Inc. - Minnesota
Actron Group Limited and Related Subsidiaries - United Kingdom
Checkpoint Systems Norge - Norway

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction in which such offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.






                                TABLE OF CONTENTS

                                                                                                                               Page
                                                                                                                               ----

Available Information......................................................................................................
Incorporation of Certain Documents by Reference............................................................................
Prospectus Summary.........................................................................................................
Ratio of Earnings to Fixed Charges.........................................................................................
Investment Considerations..................................................................................................
The Company................................................................................................................
Common Stock Price Range and Dividends.....................................................................................
Selected Historical Financial Information..................................................................................
Business...................................................................................................................
Management.................................................................................................................
Selling Security Holders...................................................................................................
Plan of Distribution.......................................................................................................
Description of the Debentures..............................................................................................
Description of Capital Stock...............................................................................................
Legal Opinions.............................................................................................................
Experts....................................................................................................................
Appendix A -- Subsidiaries of Checkpoint Systems, Inc. ....................................................................






                                   $47,250,000
                    5.25% Convertible Subordinated Debentures
                              Due November 1, 2005


                            Checkpoint Systems, Inc.

                                      and
                        2,921,428 Shares of Common Stock


                                   PROSPECTUS





                          ______________________, 1996




                              (Outside Back Cover)

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

    The following is a list of the expenses the Registrant expects to pay in connection with the issuance and distribution of the Shares registered hereby. All amounts are estimated except the Securities and Exchange Commission Registration Fee.


    Registration Fee............................................................................................... $19,438.32
    Legal Fees and Expenses........................................................................................  23,000.00
    Accounting Fees and Expenses...................................................................................   5,000.00
                                                                                                                    ----------
    Total.......................................................................................................... $47,438.32



Item 15. Indemnification of Directors and Officers

    Section 7.2 of the Registrant's By-laws permits the indemnification of officers and directors under certain circumstances to the full extent that such indemnification may be permitted by law.

    Such rights of indemnification are in addition to, and not in limitation of, any rights to indemnification to which any officer or director of the Registrant is entitled under the Business Corporation Law of the Commonwealth of Pennsylvania (Section 1741 through 1750), which provides for indemnification by a corporation of its officers and directors under certain circumstances as stated in the Business Corporation Law and subject to specified limitations set forth in the Business Corporation Law.

    The Registrant also maintains directors' and officers' liability insurance coverage which insures directors and officers of the Registrant against certain losses arising from claims made, and for which the Registrant has not provided reimbursement, by reason of their being directors and officers of the Registrant or its subsidiaries.


Item 16. Exhibits

Exhibit No.       Description
- -----------       -----------

 4                Indenture dated as of October 24, 1995 by and between the Registrant and
                  Chemical Bank, as Trustee (1)
 5                Opinion of Stradley, Ronon, Stevens & Young, LLP
12                Ratio of Earnings to Fixed Charges
23.1              Consent of Coopers & Lybrand LLP
23.2              Consent of Coopers & Lybrand
23.3              Consent of KPMG
23.4              Consent of Stradley, Ronon, Stevens & Young, LLP (see Exhibit 5 above)
24                Power of Attorney (2)
25                Statement of Eligibility of Trustee (2)

- ----------------
(1) Incorporated by reference from Registrant's Form 10-Q/A filed on December 13, 1995.
(2) Previously filed on February 20, 1996.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:


         (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (6) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Thorofare, New Jersey on April 10, 1996.


                                            CHECKPOINT SYSTEMS, INC.

                                            By: /s/ Kevin P. Dowd
                                                -------------------------------
                                                Kevin P. Dowd



         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



    Signatures                              Title                                       Date
    ----------                              -----                                       ----


/s/  Albert E. Wolf*                        Chairman of the Board                       April 10, 1996
- ------------------------------------
    Albert E. Wolf


/s/  Kevin P. Dowd*                         President, Chief Executive Officer          April 10, 1996
- -------------------------------------       and Director (Principal Executive
    Kevin P. Dowd                           Officer)

/s/  Jeffrey A. Reinhold*                   Vice President - Chief Financial Officer    April 10, 1996
- ------------------------------------        and Treasurer
    Jeffrey A. Reinhold

/s/  Mitchell T. Codkind*                   Vice President - Corporate                  April 10, 1996
- ------------------------------------        Controller and Chief
    Mitchell T. Codkind                     Accounting Officer

/s/  Robert O. Aders*                       Director                                    April 10, 1996
- ------------------------------------
    Robert O. Aders

/s/  Roger D. Blackwell*                    Director                                    April 10, 1996
- ------------------------------------
    Roger D. Blackwell

    Signatures                              Title                                       Date
    ----------                              -----                                       ----


/s/  Richard J. Censits*                    Director                                    April 10, 1996
- ------------------------------------
    Richard J. Censits

/s/  David W. Clark, Jr.*                   Director                                    April 10, 1996
- ------------------------------------
    David W. Clark, Jr.

/s/  Allan S. Kalish*                       Director                                    April 10, 1996
- ------------------------------------
    Allan S. Kalish

/s/  Jermain B. Porter*                     Director                                    April 10, 1996
- ------------------------------------
    Jermain B. Porter

/s/  Albert Soffa*                          Director                                    April 10, 1996
- ------------------------------------
    Albert Soffa

*By: /s/ Kevin P. Dowd
    --------------------------------
    Kevin P. Dowd


                                FORM S-3 EXHIBITS
                            CHECKPOINT SYSTEMS, INC.
                                INDEX TO EXHIBITS




                                                                                       Sequentially
                                                                                         Numbered
Exhibit No.       Exhibits                                                                 Pages
- -----------       --------                                                             ------------

 4                Indenture dated as of October 24, 1995 by and between the Registrant and Chemical Bank, as Trustee (1)


 5                Opinion of Stradley, Ronon, Stevens & Young, LLP

12                Ratio of Earnings to Fixed Charges

23.1              Consent of Coopers & Lybrand LLP

23.2              Consent of Coopers & Lybrand

23.3              Consent of KPMG

23.4              Consent of Stradley, Ronon, Stevens & Young, LLP (see Exhibit 5 above)


24                Power of Attorney (2)

25                Statement of Eligibility of Trustee (2)

- ---------------
(1) Incorporated by reference from Registrant's form 10-Q/A filed on December 13, 1995.
(2) Previously filed on February 20, 1996

